Exhibit 2.1

EXECUTION VERSION

PURCHASE AND ASSUMPTION AGREEMENT

dated as of

October 23, 2013

by and among

CFG COMMUNITY BANK,

CAPITAL FUNDING BANCORP, INC.,

MVB BANK, INC.

and

MVB FINANCIAL CORP.

TABLE OF CONTENTS

Page
ARTICLE 1

CERTAIN DEFINITIONS

1.1	Certain Definitions
1.2	Accounting Terms

ARTICLE 2

THE P&A TRANSACTION

2.1	Purchase and Sale of Assets
2.2	Assumption of Liabilities
2.3	Purchase Price
2.4	Assumption of IRA and Keogh Account Deposits
2.5	Sale and Transfer of Servicing

ARTICLE 3

CLOSING PROCEDURES; ADJUSTMENTS

3.1	Closing
3.2	Payment at Closing
3.3	Proration; Other Closing Date Adjustments
3.4	Seller Deliveries
3.5	Purchaser Deliveries
3.6	Allocation of Purchase Price

ARTICLE 4

TRANSITIONAL MATTERS

4.1	Transitional Arrangements
4.2	Customers
4.3	Direct Deposits
4.4	Direct Debits
4.5	Access to Records
4.6	Interest Reporting and Withholding
4.7	Negotiable Instruments
4.8	ATM/Debit Cards; POS Cards

4.9	Data Processing Conversion for the Branches and Handling of Certain Items
4.10	Employee Training
4.11	Expenses Relating to Transitional Matters
4.12	Transition Services Agreement

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

5.1	Corporate Organization and Authority
5.2	No Conflicts
5.3	Approvals and Consents
5.4	Leases and Contracts
5.5	Litigation and Undisclosed Liabilities
5.6	Regulatory Matters
5.7	Compliance with Laws
5.8	Financial Statements; Records
5.9	Assets; Loans
5.10	Deposits
5.11	Environmental Laws; Hazardous Substances
5.12	Brokers’ Fees
5.13	Property
5.14	Absence of Certain Changes or Events
5.15	Employee Benefit Plans; Labor Matters
5.17	Limitations on Representations and Warranties

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER

6.1	Corporate Organization and Authority
6.2	No Conflicts
6.3	Approvals and Consents
6.4	Regulatory Matters
6.5	Litigation and Undisclosed Liabilities
6.6	Operation of the Branches
6.7	Brokers’ Fees
6.8	Available Funds
6.9	Compliance with Laws

6.10	Assets
6.11	Issuance of Holdco’s Common Stock
6.12	Capitalization
6.13	SEC Filings
6.14	Absence of Certain Changes or Events
6.15	Taxes
6.16	Limitations on Representations and Warranties

7.1	Activity in the Ordinary Course
7.2	Access and Confidentiality
7.3	Regulatory Approvals
7.4	Consents
7.5	Efforts to Consummate; Further Assurances
7.6	Non-Solicitation/Non-Competition
7.7	Insurance
7.8	Change of Name, Etc.
7.9	Exclusive Dealing
7.10	Updated Financial Statements
7.11	Notification

8.1	Proration of Taxes
8.2	Sales and Transfer Taxes
8.3	Information Returns
8.4	Payment of Amount Due under Article 8
8.5	Assistance and Cooperation
8.6	Tax Treatment of Indemnification Payments
8.7	Transferred Employees

9.1	Conditions to Obligations of Purchaser
9.2	Conditions to Obligations of Seller

10.1	Termination
10.2	Effect of Termination

11.1	Indemnification
11.2	Exclusivity

12.1	Survival
12.2	Assignment
12.3	Binding Effect
12.4	Public Notice
12.5	Notices
12.6	Expenses
12.7	Governing Law
12.8	Waiver of Jury Trial
12.9	Entire Agreement; Amendment
12.10	Third-Party Beneficiaries
12.11	Counterparts
12.12	Headings
12.13	Severability
12.14	Interpretation
12.15	Specific Performance

v

List of Schedules

Schedule 1.1(a)	Assumed Contracts
Schedule 1.1(b)	Branches
Schedule 1.1(c)	Deposits
Schedule 1.1(d)	Equipment Leases
Schedule 1.1(e)	Excluded Assets
Schedule 1.1(f)	Intellectual Property Rights
Reserved
Schedule 1.1(k)	Loans, Investments and Cash Accounts
Schedule 1.1(h)	Personal Property
Schedule 1.1(i)	Purchaser’s Knowledge
Schedule 1.1(j)	Seller’s Knowledge
Schedule 2.2(a)	Assumed Operating Liabilities
Schedule 2.4(c)	Excluded IRA/Keogh Account Deposits
Schedule 3.4(a)	Form of Bill of Sale
Schedule 3.4(b)	Form of Assignment and Assumption Agreement
Schedule 3.4(b)	Form of Assignment of Branch Lease and Assumption Agreement
Schedule 3.4(d)	Form of Assignment of Equipment Lease and Assumption Agreement
Schedule 3.4(e)	Form of Assignment of Assumed Contracts and Assumption Agreement
Schedule 3.4(f)	Required Consents
Reserved
Schedule 7.4(b)	Estoppel Certificate – Branch Lease
Schedule 7.4(c)	Form of Non-Disturbance Agreement

EXECUTION VERSION

PURCHASE AND ASSUMPTION AGREEMENT

This PURCHASE AND ASSUMPTION AGREEMENT, dated as of October 23, 2013 (this “Agreement”), by and among CFG COMMUNITY BANK, a state chartered bank, organized under the laws of the State of Maryland (“Seller”), CAPITAL FUNDING BANCORP, INC., Seller’s parent corporation (“Parent”), MVB BANK, INC., a state chartered bank organized under the laws of the State of West Virginia (the “Purchaser”), and MVB FINANCIAL CORP., a bank holding company, organized under the laws of the State of West Virginia (“Holdco”).

RECITALS

WHEREAS, Purchaser desires to acquire from Seller, and Seller desires to transfer to Purchaser, all of Seller’s banking operations, in accordance with and subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises and obligations set forth herein, the parties agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.1 Certain Definitions.  The terms set forth below are used in this Agreement with the following meanings:

“Accrued Interest” means, as of any date, with respect to a Deposit, interest which is accrued on such Deposit to but excluding such date and not yet posted to the relevant deposit account.

“ACH” has the meaning set forth in Section 4.3.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Agreement” means this Purchase and Assumption Agreement, including all schedules, exhibits and addenda.

“Assets” has the meaning set forth in Section 2.1(a).

“Assignment and Assumption Agreement” has the meaning set forth in Section 3.4(b).

“Assumed Contract Assignments” has the meaning set forth in Section 3.4(g).

“Assumed Contracts” means each of the Contracts set forth on Schedule 1.1(a).  Schedule 1.1(a) shall be updated by Seller as of the date that is three (3) calendar days prior to the Closing Date (and delivered to Purchaser on or before the Closing Date). Schedule 1.1(a) designates each Assumed Contract that constitutes a Material Contract.

“Assumed Liabilities” has the meaning set forth in Section 2.2(a).

“Benefit Plan” means each employee benefit plan, program or other arrangement that is sponsored or maintained by Seller or any of its Affiliates or to which Seller or any of its Affiliates contributes or is obligated to contribute, that covers a current or former Seller Employee or Seller Employee’s dependents, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, compensation, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, agreement, program or policy.

“Branch Lease Assignments” has the meaning set forth in Section 3.4(c).

“Branch Lease Security Deposit” means any security deposit held by the lessor under a Branch Lease.

“Branch Leases” means the leases under which Seller leases land and/or buildings used as Branches, including ground leases, together with the real property interests, and any and all other rights, granted thereunder to Seller.

“Branches” means the banking offices of Seller at the locations identified on Schedule 1.1(b), and “Branch” refers to each such Branch or any one of the Branches.

“Business Day” means a day on which banks are generally open for business in the State of West Virginia, and which is not a Saturday or Sunday.

“Cash on Hand” means, as of any date, all cash of Seller and its subsidiaries, including all petty cash, drawer cash, vault cash, teller cash, ATM cash, coin counter cash and prepaid postage.

“Cash Purchase Price” has the meaning set forth in Section 2.3(a).

“Closing” and “Closing Date” refer to the closing of the P&A Transaction, which is to be held on such date as provided in Article 3 and which shall be deemed to be effective at 5:00 p.m., Eastern Time, on such date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Contract” means any agreement, contract, arrangement or understanding, whether oral or written, that is legally binding.

“Controlling Party” has the meaning set forth in Section 11.1(g).

“Deposit(s)” means all deposit liabilities with respect to deposit accounts, including all IRA and Keogh Accounts to the extent provided in Section 2.4, as of the close of business on the Closing Date, that constitute “deposits” for purposes of the Federal Deposit Insurance Act, 12 U.S.C. § 1813, including collected and uncollected deposits and Accrued Interest. Schedule 1.1(c) contains a complete and accurate list of Deposits as of October 21, 2013 with such schedule (a) specifying the identity of the accountholder and the type of account for each Deposit and (b) including a copy of the general terms and conditions governing each category of Deposits, and such list shall be updated by Seller as of the date that is three (3) calendar days prior to the Closing Date (and delivered to Purchaser on or before the Closing Date).

“Direct Claim” has the meaning set forth in Section 11.1(c).

“Draft Allocation Statement” has the meaning set forth in Section 3.6(a).

“Draft Closing Statement” means a draft closing statement, prepared by Seller and delivered to Purchaser two business days before the Closing Date and identifying, on an itemized basis, estimates of all payments each party hereto may be obligated to make to any other party hereto on the Closing Date.

“Employment Agreement” has the meaning set forth in Section 5.15(a).

“Encumbrances” means all mortgages, claims, charges, liens, encumbrances, easements, limitations, restrictions, commitments and security interests, ordinances, restrictions, requirements, resolutions, laws or orders of any governmental authority now or hereafter acquiring jurisdiction over the Assets, and all amendments or additions thereto in force as of the date of this Agreement or in force as of the Closing Date, and other matters now of public record relating to the Real Property, except for (a) statutory liens securing Taxes and/or other payments not yet due or are being properly contested which contest tolls collection of such Taxes and the lien thereof, (b) liens incurred in the ordinary course of business, including liens in favor of mechanics, materialmen, warehousemen, landlords and carriers, (c) liens that do not materially and adversely affect the current use of the properties or assets subject thereto or affected thereby or which otherwise do not materially impair the business operations at such properties and (d) obligations pursuant to applicable escheat and unclaimed property laws relating to the Escheat Deposits.

“Environmental Law” means any Federal, state, or local law, statute, rule, regulation, code, order, judgment, decree, injunction or agreement with any Federal, state, or local governmental authority, (a) relating to the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of hazardous substances, in each case as amended and now in effect. Environmental Laws include the Clean Air Act (42 U.S.C. §7401 et seq.); the Comprehensive Environmental Response Compensation and Liability Act (42 U.S.C. §9601 et seq.); the Resource Conservation and Recovery Act (42 U.S.C. §6901 et seq.); the Federal Water Pollution

Control Act (33 U.S.C. §1251 et seq.); and the Occupational Safety and Health Act (29 U.S.C. §651 et seq.).

“Equipment Lease Assignment” has the meaning set forth in Section 3.4(d).

“Equipment Leases” means, collectively, all equipment leases set forth on Schedule 1.1(d), to the extent exclusively related to equipment or other Personal Property located at the Branches.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules, regulations and class exemptions of the U.S. Department of Labor thereunder.

“Escheat Deposits” means, as of any date, Deposits and safe deposit box contents, in each case held on such date at the Branches which become subject to escheat, in the calendar year in which the Closing occurs, to any governmental authority pursuant to applicable escheat and unclaimed property laws.

“Excluded Assets” means those assets of Seller described on Schedule 1.1(e).

“Excluded Liabilities” has the meaning set forth in Section 2.2(b).

“Excluded Taxes” means (i) any Taxes of Seller or any of its Affiliates for or applicable to the Pre-Closing Tax Period (as determined pursuant to Section 8.1 hereof) and (ii) any Taxes of, or relating to, the Assets, the Assumed Liabilities or the operation of the Branches for, or applicable to, the Pre-Closing Tax Period (as determined pursuant to Section 8.1 hereof).

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“Final Allocation Statement” has the meaning set forth in Section 3.6(a).

“Final Closing Statement” means a final closing statement, prepared by Seller in the form of and accordance with the accounting policies used in preparing the Draft Closing Statement, on or before the thirtieth (30th) calendar day following the Closing Date and identifying, on an itemized basis, all payments each party hereto was obligated to make to any other party hereto on the Closing Date, and specifying any differences from the estimated payments itemized on the Draft Closing Statement.

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied during the periods involved.

“Hazardous Substance” means any substance, whether liquid, solid or gas: (a) listed, identified or designated as hazardous or toxic; (b) which, applying criteria specified in any Environmental Law, is hazardous or toxic; or (c) the use or disposal, or any manner or aspect of management or handling, of which is regulated under Environmental Law.

“Headquarter Lease” has the meaning set forth in Section 3.4(s).

“Holdco’s Common Stock” means the common stock, $1.00 par value, of Holdco.

“Intellectual Property Rights” means, other than the intellectual property comprising a portion of the Excluded Assets, all patents, patent applications, trademarks, trademark applications, trade names, service marks, service mark applications, domain name registrations, registered copyrights and applications therefor, processes, documents, and telephone numbers that, in each case, are material to the conduct of Seller’s banking operations, as presently conducted.  Schedule 1.1(f) contains a complete and accurate list of the Intellectual Property Rights as of October 21, 2013 and such list shall be updated by Seller as of the date that is three (3) calendar days prior to the Closing Date (and delivered to Purchaser on or before the Closing Date).

“IRA” means an “individual retirement account” or similar account created by a trust for the exclusive benefit of any individual or his beneficiaries in accordance with the provisions of Section 408 of the Code.

“IRS” means the Internal Revenue Service.

“Item” means checks, drafts, negotiable orders of withdrawal and items of a like kind which are drawn on or deposited and credited to the Deposit accounts.

“Keogh Account” means an account created by a trust for the benefit of employees (some or all of whom are owner-employees) and that complies with the provisions of Section 401 of the Code.

“Leave Recipient” has the meaning set forth in Section 8.7(a)(ii).

“Loans” mean each and every consumer and commercial loan, revolving credit facility, letter of credit, reimbursement obligation or other extension of credit (including guarantees) or commitment to extend credit originated or acquired by Seller and its subsidiaries, including all loan files, promissory notes, mortgages and security documents relating to any loan. Schedule 1.1(k) contains a complete and accurate list of Loans (together with all investments and cash accounts)  as of October 21, 2013 and such list shall be updated by Seller as of the date that is three (3) calendar days prior to the Closing Date (and delivered to Purchaser on or before the Closing Date).

“Loan Documents” means all documents evidencing or securing a Loan or a reimbursement obligation included in Seller’s file or imaging system, including, without limitation, notes, reimbursement agreements, security agreements, deeds of trust, mortgages, loan agreements, including building and loan agreements, guarantees, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing.

“Loss” means the amount of (i) losses, (ii) liabilities, (iii) damages and (iv) reasonable expenses actually incurred by the indemnified party or its Affiliates in connection with the matters described in Section 11.1, less the amount of the economic benefit (if any) to the indemnified party or its Affiliates actually realized thereby in connection with any such damage, loss, liability or expense (including net Tax benefits obtainable under applicable law, amounts recovered under insurance policies net of deductibles, recovery by setoffs or counterclaims, and other economic benefits).

“Material Adverse Effect” means: (a) with respect to Seller, (i) a material adverse effect on the business or results of operations or financial condition of the Branches, the Assets, Assumed Contracts,  and the Assumed Liabilities, taken as a whole (excluding any effect to the extent resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by courts or governmental agencies or authorities, (C) changes, after the date hereof, in global or national political conditions or in general U.S. or global economic or market conditions affecting banks or their holding companies generally (including general changes in interest or exchange rates or in credit availability and liquidity), (D) public disclosure of this Agreement, including the impact thereof on customers, suppliers, licensors and employees and others having business relationships with the Branches, (E) the commencement, occurrence, continuation or intensification of any war, sabotage, armed hostilities or acts of terrorism not directly involving or impacting the Assets or the Assumed Liabilities, or (F) actions by Purchaser or Seller taken pursuant to the express requirements of this Agreement; provided that such matters in the foregoing clauses (A), (B), (C) and (E) shall not be excluded to the extent that they have a disproportionate adverse effect on Seller’s banking operations, the Branches, the Assets and Assumed Liabilities, taken as a whole, relative to other banks of similar size and operating in the same geographic market as the Branches), (ii) a material adverse effect on the ability of Seller or Parent to perform any of its financial or other obligations under this Agreement, including the ability of Seller to timely consummate the P&A Transaction as contemplated by this Agreement or (iii) a decrease in the Net Book Value to an amount that is below Twenty-Two Million Dollars ($22,000,000); and (b) with respect to Purchaser, (i) a material adverse effect on the business or results of operations or financial condition of Purchaser or Holdco (excluding any effect to the extent resulting from (A) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by courts or governmental agencies or authorities, (C) changes, after the date hereof, in global or national political conditions or in general U.S. or global economic or market conditions affecting banks or their holding companies generally (including general changes in interest or exchange rates or in credit availability and liquidity), (D) public disclosure of this Agreement, including the impact thereof on customers, suppliers, licensors and employees and others having business relationships with Purchaser, (E) the commencement, occurrence, continuation or intensification of any war, sabotage, armed hostilities or acts of terrorism not directly involving or impacting Purchaser’s business, or (F) actions by Purchaser or Seller taken pursuant to the express requirements of this Agreement; provided that such matters in the foregoing clauses (A), (B), (C) and (E) shall not be excluded to the extent that they have a disproportionate adverse effect on Purchaser’s business, relative to similar businesses of similar size and operating in the same geographic market as Purchaser), or (ii) a material adverse effect on the ability of Purchaser or Holdco to perform any of its financial or other obligations under this Agreement, including the ability of Purchaser or Holdco to timely consummate the P&A Transaction as contemplated by this Agreement.

“Material Contracts” of Seller or its subsidiaries mean any of the following Contracts to the extent executory: (i) any lease of real property that provides for aggregate payments of Fifty Thousand Dollars ($50,000) or more; (ii) any agreement for the purchase, sale, license or lease of tangible or intangible property or services (including materials, supplies, goods, services, equipment or other assets) (other than those specified elsewhere in this definition) that provides for aggregate payments or obligations of Fifty Thousand Dollars ($50,000) or more; (iii) any employment agreement, severance agreement, retention agreement, change of control agreement, consulting agreement or similar agreement that is with any director or executive officer or that is not terminable at will upon 30 days’ or less notice and without a financial obligation exceeding Fifty Thousand Dollars ($50,000); (iv) any partnership, joint venture or other similar agreement or arrangement; (v) any agreement relating to the acquisition or disposition of any business or operations or, other than in the ordinary course of business, any material amount of assets or liabilities (whether by merger, sale of stock, sale of assets, outsourcing or otherwise); (vi) any indenture, mortgage, promissory note, loan agreement, guarantee, sale and leaseback agreement, capitalized lease or other agreement or commitment by Seller for the borrowing of money or the deferred purchase price of property in excess of Fifty Thousand Dollars ($50,000) (in either case, whether incurred, assumed, guaranteed or secured by any asset); (vii) any agreement that creates future payments or obligations in excess of Fifty Thousand Dollars ($50,000) in the aggregate and which by its terms does not terminate or is not terminable without penalty or payment upon notice of 180 days or less; (viii) any naming rights, license, franchise or similar agreement material to the business and operations of Seller or its subsidiaries; (ix) any exclusive dealing or third-party referral agreement imposed on Seller or its subsidiaries or any agreement that contains express noncompetition or nonsolicitation covenants that limit or purport to limit the freedom of Seller or its subsidiaries to compete in any line of business or with any Person or in any area, or to solicit the business of any Person or category of Persons; (x) any agreement that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or property of Seller and its subsidiaries taken as a whole; (xi) any memorandum of understanding, consent agreement, stipulation, any commitment letter or other similar arrangement or undertaking entered into by Seller or its subsidiaries with any Regulatory Authority; and (xii) any Contract by Seller or its subsidiaries with either Seller or an Affiliate of Seller.

“Net Book Value” means the value at which the Assets are carried on a balance sheet of Seller minus goodwill and minus Assumed Liabilities calculated in accordance with GAAP.

“New Plans” means any employee benefit plans of Purchaser that provides benefits to any Transferred Employee after the Transfer Date.

“Non-Controlling Party” has the meaning set forth in Section 11.1(g).

“Order” has the meaning set forth in Section 9.1(b).

“P&A Transaction” means the purchase and sale of Assets and the assumption of Assumed Liabilities described in Sections 2.1 and 2.2.

“Person” means any individual, corporation, company, partnership (limited or general), limited liability company, joint venture, association, trust or other business entity.

“Personal Property” means, other than the personal property comprising a portion of the Excluded Assets, all tangible and intangible personal property goods of Parent, Seller and its subsidiaries used or held for use in the banking operations of Seller, including all customer lists, Intellectual Property Rights, Contracts, owned software, trade fixtures, shelving, furniture, leasehold improvements, ATMs (excluding licensed software), equipment, security systems, safe deposit boxes (exclusive of contents), vaults and sign structures.  Schedule 1.1(h) contains a complete and accurate list of the Personal Property as of October 21, 2013 and such list shall be updated by Seller as of the date that is three (3) calendar days prior to the Closing Date (and delivered to Purchaser on or before the Closing Date).

“POS” has the meaning set forth in Section 4.8.

“Pre-Closing Tax Period” means a taxable period or portion thereof that ends on or prior to the Closing Date; if a taxable period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the taxable period that ends on and includes the Closing Date shall constitute the Pre-Closing Tax Period.

“Property Taxes” means real, personal, and intangible ad valorem property Taxes.

“Purchase Price” has the meaning set forth in Section 2.3.

“Purchaser Disclosure Schedule” means the disclosure schedule of Purchaser delivered to Seller and Parent in connection with the execution and delivery of this Agreement.

“Purchaser’s Knowledge” or other similar phrases means all facts actually known by the Persons set forth on Schedule 1.1(i) on the date hereof.

“Purchaser Taxes” has the meaning set forth in Section 11.1(g).

“Real Property” means the parcels of real property on which the Branches listed on Schedule 1.1(a) are located, including any improvements thereon and any easements, concessions, licenses or similar rights appurtenant thereto.

“Records” means all records and original documents, or where reasonable, appropriate copies thereof, in Seller’s possession or control that pertain to and are used by Seller to administer, reflect, monitor, evidence or record information respecting the business or conduct of Seller’s banking operations, the Branches (including transaction tickets through the Closing Date and excluding any other transaction tickets and records for closed accounts) and all such records and original documents, or where reasonable and appropriate copies thereof, regarding the Assets, or the Deposits, including customer lists and all such records maintained in a network (including any remote location) or on electronic or magnetic media in the electronic database system of Seller reasonably accessible by Branch, or to comply with the applicable laws and governmental regulations to which the Deposits are subject, including applicable unclaimed property and escheat laws; provided, however, that Records shall not include general books of account and books of original entry that comprise Seller’s permanent tax records, the books and records that Seller is required to retain pursuant to any applicable law or order and the books and records related exclusively to the Excluded Assets or the Excluded Liabilities or personnel records that Seller is required by law to retain; and provided, further, that Purchaser shall be entitled to receive copies of the items set forth in the preceding proviso to the extent information set forth therein relates to Seller’s banking operations, the Branches, the Assets or the Assumed Liabilities.

“Regulatory Approvals” means the approval of any Regulatory Authority required to consummate the P&A Transaction.

“Regulatory Authority” means any federal or state banking, other regulatory, self-regulatory or enforcement authority or any court, administrative agency or commission or other governmental authority or instrumentality.

“Related Stock Offering” has the meaning set forth in Section 2.3(b).

“Restricted Territories” has the meaning set forth in Section 7.6.

“Returned Items” has the meaning set forth in Section 4.9(c).

“Safe Deposit Agreements” means the agreements relating to safe deposit boxes located in the Branches.

“Schedule Update Time” has the meaning set forth in Section 7.11(a).

“SEC” means the Securities and Exchange Commission.

“SEC Documents” has the meaning set forth in Section 6.13.

“Seller Disclosure Schedule” means the disclosure schedule of Seller delivered to Purchaser in connection with the execution and delivery of this Agreement.

“Seller Employees” means the employees of Seller employed at the Branches on the Closing Date (including any employees who are Leave Recipients) who are principally engaged in Seller’s banking operations and such other employees as are mutually designated by Purchaser and Seller.  Seller Employees are listed on Schedule 5.15(a)(i) of the Seller Disclosure Schedule.

“Seller Taxes” has the meaning set forth in Section 11.1(g).

“Seller’s Knowledge” or other similar phrases means all facts actually known by the Persons set forth on Schedule 1.1(j) on the date hereof.

“Servicing Agreement” has the meaning set forth in Section 3.4(r).

“Stock Purchase Price” has the meaning set forth in Section 2.3(b).

“Straddle Period” means any taxable period beginning on or prior to and ending after the Closing Date.

“Survival Period” has the meaning set forth in Section 12.1(a).

“Tax Claim” has the meaning set forth in Section 11.1(g).

“Tax Returns” means any report, return, declaration, statement, claim for refund, information return or statement relating to Taxes or other information or document required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all taxes, charges, fees, levies or other like assessments, including income, gross receipts, excise, real and personal and intangible property, sales, use, transfer (including transfer gains taxes), withholding, license, payroll, recording, ad valorem and franchise taxes, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the tax liability of another Person, imposed by the United States, or any state, local or foreign government or subdivision or agency thereof and such term shall include any interest, penalties or additions to tax attributable to such assessments.

“Third-Party Claim” has the meaning set forth in Section 11.1(d).

“Transfer Date” means the date of active commencement of a Seller Employee’s employment with Purchaser or one of its Affiliates, as applicable.

“Transfer Taxes” has the meaning set forth in Section 8.2.

“Transferred Employees” has the meaning set forth in Section 8.7(a)(i).

“TSA” has the meaning set forth in Section 4.12.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local laws.

1.2 Accounting Terms. All accounting terms not otherwise defined herein shall have the respective meanings assigned to them in accordance with GAAP.

ARTICLE 2

THE P&A TRANSACTION

2.1 Purchase and Sale of Assets.  Subject to the terms and conditions set forth in this Agreement, at the Closing, Seller shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, all of Seller’s right, title and interest, as of the Closing Date, in and to all assets (other than the Excluded Assets) used or held for use in connection with banking operations of Seller (collectively, the “Assets”), including the following:

(a)                  the Loans (together with all Accrued Interest thereon) and related servicing;

(b)                  the Personal Property;

(c)                   the Branch Leases;

(d)                  the Branch Lease Security Deposits;

(e)                   the Equipment Leases and the Assumed Contracts;

(f)                    the Cash on Hand;

(g)                   the Safe Deposit Agreements; and

(h)                  the Records.

2.2 Assumption of Liabilities.

(a)  Subject to the terms and conditions set forth in this Agreement, at the Closing, Purchaser shall assume, pay, perform and discharge the duties, responsibilities, obligations and liabilities of Seller to be discharged, performed, satisfied or paid on or after the Closing Date (or the Transfer Date with respect to a Transferred Employee) with respect to the following (collectively, the “Assumed Liabilities”):

(i)             the Deposits;

(ii)          the Personal Property and Branch Leases;

(iii)       the Safe Deposit Agreements;

(iv)      the Equipment Leases and the Assumed Contracts;

(v)         liabilities to any Transferred Employee in respect of his or her employment with Purchaser on or after the Transfer Date;

(vi)      liabilities for (a) Taxes of, or relating to, the Assets, the Assumed Liabilities or the business or operation of the Branches, other than Excluded Taxes, and (b) Purchaser’s portion of any Transfer Taxes pursuant to the terms of Section 8.2; and

(vii)   the current operating liabilities relating to the banking operations of Seller set forth on Schedule 2.2(a).

(b)  Other than the Assumed Liabilities expressly assumed hereunder, Purchaser shall not assume or be bound by any duties, responsibilities, obligations or liabilities, including those of Parent, Seller or of any of Seller’s Affiliates, of any kind or nature, known, unknown, contingent or otherwise, that occurred, or are alleged to have occurred, prior to the Closing Date (or the Transfer Date with respect to Transferred Employees) (the “Excluded Liabilities”).

2.3  Purchase Price.  The purchase price (the “Purchase Price”) for the Assets shall be the sum of:

(a)  Twenty-Six Million Dollars ($26,000,000), payable at Closing in immediately available funds (the “Cash Purchase Price”); and

(b)  Four Million Dollars ($4,000,000) of Holdco’s Common Stock (the “Stock Purchase Price”), priced on a per share basis, equal to the volume weighted average price of all shares of Holdco’s Common Stock sold to non-Affiliates of Holdco between the date hereof and the day immediately preceding the Closing (the “Related Stock Offering”).

2.4  Assumption of IRA and Keogh Account Deposits.

(a)  With respect to Deposits in IRAs, Seller will use commercially reasonable efforts and will cooperate with Purchaser in taking any action reasonably necessary to accomplish the appointment of Purchaser as successor custodian of all such IRA deposits (except self-directed IRA deposits), including sending to the depositors thereof appropriate notices, cooperating with Purchaser (or such Affiliate) in soliciting consents from such depositors, and filing any appropriate applications with applicable Regulatory Authorities.

(b)  With respect to Deposits in Keogh Accounts, Seller shall promptly use commercially reasonable efforts and cooperate with Purchaser to invite depositors thereof to direct a transfer of each such depositor’s Keogh Account and the related Deposits to Purchaser (or an Affiliate of Purchaser), as trustee thereof, and to adopt Purchaser’s (or such Affiliate’s) form of Keogh Master Plan as a successor to that of Seller. Purchaser (or such Affiliate) will not be required to assume a Keogh Account unless Purchaser (or such Affiliate) has received the documents necessary for such assumption at or before the Closing. With respect to any owner of a Keogh Account who does not adopt Purchaser’s (or such Affiliate’s) form of Keogh Master Plan, Seller will use commercially reasonable efforts in order to enable Purchaser (or such Affiliate) to retain such Keogh Accounts.

(c)  If, notwithstanding the foregoing, as of the Closing Date, Purchaser shall be unable to retain deposit liabilities in respect of an IRA or Keogh Account, such deposit liabilities, which shall on or prior to the Closing Date be set forth on Schedule 2.4(c), shall be excluded from Deposits for purposes of this Agreement.

2.5  Sale and Transfer of Servicing.  Except for Loans specifically designated by Purchaser to be serviced by Seller under the Servicing Agreement, the Loans shall be sold on a servicing-released basis (and without limitation, any related escrow deposits shall be transferred to Purchaser). As of the Closing Date, all rights, obligations, liabilities and responsibilities with respect to the servicing of the Loans after the Closing Date will be assumed by Purchaser. Seller shall be discharged and indemnified by Purchaser from all liability with respect to servicing of the Loans after the Closing Date and Purchaser shall not assume and shall be discharged and indemnified by Seller from all liability with respect to servicing of the Loans on or prior to the Closing Date.

ARTICLE 3

CLOSING PROCEDURES; ADJUSTMENTS

3.1  Closing.

(a)  The Closing will be held at the offices of Purchaser at 301 Virginia Avenue, Fairmont, West Virginia, or such other place as may be agreed to by the parties.

(b)  Subject to the satisfaction or, where legally permitted, the waiver of the conditions set forth in Article 9, the Closing Date shall be on the later of (i) December 20, 2013 and (ii) the first Friday that is at least three (3) Business Days after the satisfaction or waiver (subject to applicable law) of each of the conditions set forth in Article 9 (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions). Unless the parties agree pursuant to Section 4.9(a) that the conversion of the data processing with respect to the Branches and Assumed Liabilities will be performed on a date other than the Closing Date, the Closing Date shall be a Friday and the conversion will be completed prior to the opening of business on the following Business Day.

3.2  Payment at Closing.

(a)  At the Closing, Purchaser shall pay to Seller the Cash Purchase Price by wire transfer of immediately available funds to an account specified in writing by Seller not later than the third (3rd) Business Day prior to the Closing Date.

(b)  At the Closing, Purchaser shall deliver to Seller one or more certificates evidencing the duly and validly issued number of shares of Holdco’s Common Stock, calculated in the manner provided in Section 2.3(b).  Seller acknowledges that the certificate(s) representing Holdco’s Common Stock representing the Stock Purchase Price shall bear a legend to the effect that the securities represented thereby were issued in a transaction exempt from registration under the Securities Act of 1933, as amended, and that such securities may not be resold by the holder thereof without an applicable exemption from registration.  Seller shall retain all shares of Holdco’s Common Stock paid as Stock Purchase Price for a minimum of twenty-four (24) months following the Closing Date and such restriction on the  transfer of such shares may also be endorsed as a legend on the certificate(s) representing Holdco’s Common Stock representing the Stock Purchase Price.

3.3  Proration; Other Closing Date Adjustments.

(a)  Except as otherwise specifically provided in this Agreement, it is the intention of the parties that Seller will operate the Branches for its own account until 5:00 p.m., Eastern Time, on the Closing Date, and that Purchaser shall operate the Branches, hold the Assets and assume the Assumed Liabilities for its own account after the Closing Date. Thus, except as otherwise specifically provided in this Agreement, certain items of income and expense that relate to the Assets, the Deposits and the Branches shall be prorated as provided in Section 3.3(b) as of 5:00 p.m., Eastern Time, on the Closing Date. Those items being prorated will be handled at the Closing as an adjustment to the Purchase Price, or if not able to be calculated, in the Final Closing Statement, unless otherwise agreed by the parties hereto.

(b)  For purposes of this Agreement, items of proration and other adjustments shall include: (i) rental payments under the Branch Leases and the Equipment Leases and periodic payments under the Assumed Contracts; (ii) Property Taxes and assessments; (iii) FDIC deposit insurance assessments; (iv) wages, salaries and employee compensation, benefits and expenses; (v) trustee or custodian fees on IRA and Keogh Accounts; (vi) to the extent relating to the Assets or the Assumed Liabilities, prepaid expenses and items and accrued but unpaid liabilities, as of the close of business on the Closing Date; and (vii) safe deposit rental payments previously received by Seller.

3.4  Seller Deliveries.  At the Closing, Seller shall deliver to Purchaser:

(a)   a bill of sale in substantially the form of Schedule 3.4(a), pursuant to which the Personal Property shall be transferred to Purchaser;

(b)   an assignment and assumption agreement in substantially the form of Schedule 3.4(b), with respect to the Assumed Liabilities (the “Assignment and Assumption Agreement”);

(c)  lease assignment and assumption agreements, in recordable form, in substantially the form of Schedule 3.4(c), with respect to each of the Branch Leases (the “Branch Lease Assignments”);

(d)  assignment and assumption agreements in substantially the form of Schedule 3.4(d), with respect to each of the Equipment Leases (the “Equipment Lease Assignments”);

(e)  assignment and assumption agreements in substantially the form of Schedule 3.4(e), with respect to each of the Assumed Contracts (the “Assumed Contract Assignments”);

(f)  the consent of the landlord/lessor to the assignment of the each of the Branch Leases set forth in Schedule 3.4(f) by Seller to Purchaser;

(i)  the certificate required to be delivered by Seller pursuant to Section 9.1(e);

(j)  the Draft Closing Statement;

(k)  Seller’s resignation as trustee or custodian, as applicable, with respect to each IRA or Keogh Account included in the Deposits and designation of Purchaser as successor trustee or custodian with respect thereto, as contemplated by Section 2.4;

(l)  a certificate of non-foreign status pursuant to Treasury Regulations Section 1.1445-2(b)(2) from Seller, duly executed and acknowledged, substantially in the form of the sample certificates set forth in Treasury Regulation 1.1445-2(b)(2)(iv);

(m)  Seller’s keys to the safe deposit boxes and all other records as exist and are in Seller’s possession or control related to the safe deposit box business at the Branches;

(n)  Seller’s records related to the Deposits assumed by Purchaser hereunder as exist and are in the possession or control of Seller;

(o)  the Contracts, agreements, leases and other documentation related to the Assets and the Assumed Liabilities;

(p)  a certified copy of the resolutions of the board of directors of Seller and Parent approving the transactions contemplated hereby;

(q)  copies of the complete personnel files for all Transferred Employees;

(r)  a servicing and asset management agreement in a form reasonably acceptable to Purchaser and Seller (the “Servicing Agreement”);

(s)  a full service lease in a form reasonably acceptable to Parent (as lessor) and Purchaser (as lessee) (the “Headquarter Lease”) providing for the lease of approximately four thousand (4,000) square feet of the Parent’s headquarter building to Purchaser at a fixed rent of Twenty-Five Dollars ($25) per square foot, which lease provides for an initial term of six months from the Closing Date and two optional lease extensions in favor of Purchaser of one year and five years, respectively;

(t)  the TSA; and

(u)  such other documents as the parties determine are reasonably necessary to consummate the P&A Transaction as contemplated hereby.

3.5  Purchaser Deliveries.  At the Closing, Purchaser shall deliver to Seller:

(a)  the Assignment and Assumption Agreement;

(b)  Purchaser’s acceptance of its appointment as successor trustee or custodian, as applicable, of the IRA and Keogh Accounts included in the Deposits and assumption of the fiduciary obligations of the trustee or custodian with respect thereto, as contemplated by Section 2.4;

(c)  the Branch Lease Assignments and such other instruments and documents as any landlord under a Branch Lease may reasonably require as necessary for providing for the assumption by Purchaser of a Branch Lease, each such instrument and document in form and substance reasonably satisfactory to the parties and dated as of the Closing Date;

(d)  the Equipment Lease Assignments and such other instruments and documents as any lessor under an Equipment Lease may reasonably require as necessary for providing for the assumption by Purchaser of an Equipment Lease, each such instrument and document in form and substance reasonably satisfactory to the parties and dated as of the Closing Date;

(e)  the Assumed Contract Assignments and such other instruments and documents as any party under an Assumed Contract may reasonably require as necessary for providing for the assumption by Purchaser of an Assumed Contract, each such instrument and document in form and substance reasonably satisfactory to the parties and dated as of the Closing Date;

(f)  the certificate required to be delivered by Purchaser pursuant to Section 9.2(e);

(g)  the Servicing Agreement;

(h)  the Headquarter Lease;

(i)  the TSA; and

(j)  such other documents as the parties determine are reasonably necessary to consummate the P&A Transaction as contemplated hereby.

3.6  Allocation of Purchase Price.

(a)  No later than thirty (30) calendar days after the Closing Date, Purchaser shall prepare and deliver to Seller a draft of a statement (the “Draft Allocation Statement”) setting forth the allocation of the total consideration paid by Purchaser to Seller pursuant to this Agreement among the Assets for purposes of Section 1060 of the Code. If, within thirty (30) calendar days of the receipt of the Draft Allocation Statement, Seller shall not have objected in writing to such draft, the Draft Allocation Statement shall become the Final Allocation Statement, as defined below. If Seller objects to the Draft Allocation Statement in writing within such thirty (30) calendar-day period, Purchaser and Seller shall negotiate in good faith to resolve any disputed items. If Purchaser and Seller fail to agree on such allocation, any disputed aspects of such allocation shall be resolved by a nationally recognized independent accounting firm mutually acceptable to Purchaser and Seller. The allocation of the total consideration, as agreed upon by Purchaser and Seller (as a result of either Seller’s failure to object to the Draft Allocation Statement or of good faith negotiations between Purchaser and Seller) or determined by an accounting firm under this Section 3.6(a) (the “Final Allocation Statement”), shall be final and binding upon the parties. Each of Purchaser and Seller shall bear all fees and costs incurred by it in connection with the determination of the allocation of the total consideration, except that the parties shall each pay one-half (50%) of the fees and expenses of such accounting firm.

(b)  Purchaser and Seller shall report the transaction contemplated by this Agreement (including income Tax reporting requirements imposed pursuant to Section 1060 of the Code) in accordance with the allocation specified in the Final Allocation Statement. Each of Purchaser and Seller agrees to timely file, or cause to be timely filed, IRS Form 8594 (or any comparable form under state or local Tax law) and any required attachment thereto in accordance with the Final Allocation Statement. Except as otherwise required pursuant to a “determination” under Section 1313 of the Code (or any comparable provision of state or local law), neither Purchaser nor Seller shall take, or shall permit its Affiliates to take, a Tax position which is inconsistent with the Final Allocation Statement. In the event any party hereto receives notice of an audit in respect of the allocation of the consideration paid for the Assets, such party shall immediately notify the other party in writing as to the date and subject of such audit.

3.7  Delivery of the Loan Documents.

(a)  As soon as reasonably practicable after the Closing Date, but in no event later than ten (10) Business Days after the Closing Date, Seller shall deliver to Purchaser or its designee the Loan Documents actually in the possession of Seller, in whatever form or medium (including imaged documents) then maintained by Seller. Seller makes no representation or warranty to Purchaser regarding the condition of the Loan Documents or any single document included therein, or Seller’s interest in any collateral securing any Loan, except as specifically set forth herein.

(b)  Promptly upon execution of this Agreement, Purchaser shall provide Seller with the exact name to which the commercial Loans are to be endorsed, or whether any commercial Loans should be endorsed in blank. Seller will use its reasonable best efforts to complete such endorsements and deliver the applicable Loan Documents, along with appropriate assignments of real property security instruments in recordable form and assignments of financing statements, at the Closing.

(c)  The assignment of consumer Loans pursuant to this Agreement shall be effected by execution and delivery of the Assignment and Assumption Agreement.

3.8  Collateral Assignments and Filing.  Seller shall take all such reasonable actions as requested by Purchaser to assist Purchaser in obtaining the valid perfection of a lien or security interest in the collateral, if any, securing each Loan sold on the Closing Date in favor of Purchaser or its designated assignee as secured party. Any such action shall be at the sole expense of Purchaser, and Purchaser shall reimburse Seller for all reasonable third-party costs incurred in connection therewith.

ARTICLE 4

TRANSITIONAL MATTERS

4.1  Transitional Arrangements.  Seller and Purchaser agree to cooperate and to proceed as follows to effect the transfer of account record responsibility for the Branches:

(a)  Not later than seven (7) calendar days after the date of this Agreement, Seller will meet with Purchaser at Seller’s headquarters to investigate, confirm and agree upon mutually acceptable transaction settlement procedures and specifications, files, procedures and schedules, for the transfer of account record responsibility.

(b)  Seller shall use commercially reasonable efforts to deliver to Purchaser the specifications and conversion sample files within twenty-one (21) calendar days after the date of this Agreement.

(c)  From time to time prior to the Closing, after Purchaser has tested and confirmed the conversion sample files, Purchaser may request and Seller shall provide reasonable additional file-related information, including complete name and address, account master file, ATM account number information, applicable transaction and stop/hold/caution information, account-to-account relationship information and any other related information with respect to the Deposits.

4.2  Customers.

(a)  Not later than thirty (30) calendar days or earlier than sixty (60) calendar days prior to the Closing Date (except as otherwise required by applicable law):

(i)             Seller will notify the holders of Deposits to be transferred on the Closing Date that, subject to the terms and conditions of this Agreement, Purchaser will be assuming liability for such Deposits; and

(ii)          each of Seller and Purchaser shall provide, or join in providing where appropriate, all notices to customers of the Branches and other Persons that either Seller or Purchaser, as the case may be, is required to give under applicable law or the terms of any other agreement between Seller and any customer in connection with the transactions contemplated hereby.

A party proposing to send or publish any notice or communication pursuant to this Section 4.2 shall furnish to the other party a copy of the proposed form of such notice or communication, to the extent reasonably practicable, three (3) Business Days in advance of the proposed date of the first mailing, posting, or other dissemination thereof to customers, and shall not unreasonably refuse to amend such notice to incorporate any changes that the other such party proposes as necessary to comply with applicable law. All costs and expenses of any notice or communication sent or published by Purchaser or Seller shall be the responsibility of the party sending such notice or communication and all costs and expenses of any jointly sent notice or communication shall be shared equally by Seller and Purchaser. Seller shall use its commercially reasonable efforts to, as soon as reasonably practicable and in any event within twenty one (21) calendar days after the date hereof, provide to Purchaser a report of the names and addresses of the owners of the Deposits and the lessees of the safe deposit boxes as of a recent date hereof in connection with the mailing of such materials and Seller shall provide updates to such report at reasonable intervals thereafter upon the reasonable request of Purchaser from time to time. No communications by Purchaser, and no communications by Seller outside the ordinary course of business, to any such owners, borrowers, customers or lessees as such shall be made prior to the Closing Date except as provided in this Agreement or otherwise agreed to by the parties in writing.

(b)  Following the giving of any notice described in paragraph (a) above, Purchaser and Seller shall deliver to each new customer at any of the Branches such notice or notices as may be reasonably necessary to notify such new customers of Purchaser’s pending assumption of liability for the Deposits and to comply with applicable law.

4.3  ACH, FedWire, ABA Number and Transfer Routing Agreements.  Seller will transfer to Purchaser on the Closing Date all of those automated clearing house (“ACH”) and FedWire direct deposit arrangements related (by agreement or other standing arrangement, if any) to the Deposits that are in Seller’s ACH warehouse system and will use its commercially reasonable efforts to so transfer any other such arrangements.  At the Closing, Seller shall assign to Purchaser Seller’s ABA routing number(s) and all transfer routing arrangements.

4.4  Direct Debits.  As soon as practicable after the notice provided in Section 4.2(a), Purchaser shall send appropriate notice to all customers having accounts constituting Deposits the terms of which provide for direct debit of such accounts by third parties, instructing such customers concerning the transfer of customer direct debit authorizations from Seller to Purchaser. Such notice shall be in a form reasonably agreed to by the parties.

4.5  Access to Records.

(a)  From and after the Closing Date, each of the parties shall permit the other, at such other party’s sole expense, reasonable access to any applicable Records in its possession or control relating to matters arising on or before the Closing Date and reasonably necessary, solely in connection with (i) accounting purposes, (ii) regulatory purposes, (iii) any claim, action, litigation or other proceeding involving the party requesting access to such Records, (iv) any legal obligation owed by such party to any present or former depositor or other customer, or (v) Tax purposes, subject to confidentiality requirements. Such party requesting such access shall not use the Records or any information contained therein or derived therefrom for any other purpose whatsoever. All Records, whether held by Purchaser or Seller, shall be maintained for such periods as are required by law, unless the parties shall agree in writing to a longer period. Between the date hereof and the Closing Date, Purchaser and Seller shall use commercially reasonable efforts to agree to policies and procedures to be followed by each party in connection with any request by Purchaser, following the Closing Date, for Seller to provide it with Records retained by Seller following the Closing.

(b)  Each party agrees that any records or documents that come into its possession as a result of the transactions contemplated by this Agreement, to the extent relating to the other party’s business and not relating to the Assets, the Assumed Liabilities or the business of the Branches (which becomes the property of Purchaser), shall remain the property of the other party, and shall, upon the other party’s request from time to time and as it may elect in its sole discretion, be returned to the other party or destroyed, and each party agrees not to make any use of such records or documents and to keep such records and documents confidential in accordance with Section 7.2(c).

4.6  Interest Reporting and Withholding.

(a)  Unless otherwise agreed to by the parties, Seller will report to applicable taxing authorities and holders of Deposits, with respect to the period from January 1 of the year in which the Closing occurs through the Closing Date, all interest (including dividends and other distributions with respect to money market accounts) credited to, withheld from and any early withdrawal penalties imposed upon, the Deposits. Purchaser will report to the applicable taxing authorities and holders of Deposits, with respect to all periods from the day after the Closing Date, all such interest credited to, withheld from and any early withdrawal penalties imposed upon, the Deposits. Any amounts required by any governmental agencies to be withheld from any of the Deposits through the Closing Date will be withheld by Seller in accordance with applicable law or appropriate notice from any governmental agency and will be remitted by Seller to the appropriate agency on or prior to the applicable due date. Any such withholding required to be made subsequent to the Closing Date will be withheld by Purchaser in accordance with applicable law or appropriate notice from any governmental agency and will be remitted by Purchaser to the appropriate agency on or prior to the applicable due date.

(b)  Unless otherwise agreed by the parties, Seller shall be responsible for delivering to payees all IRS notices and forms with respect to information reporting and tax identification numbers required to be delivered through the Closing Date with respect to the Deposits, and Purchaser shall be responsible for delivering to payees all such notices and forms required to be delivered following the Closing Date with respect to the Deposits.

4.7  Negotiable Instruments.  Seller will remove any supply of Seller’s money orders, official checks, gift checks, travelers’ checks or any other negotiable instruments located at each of the Branches on the Closing Date.

4.8  ATM/Debit Cards; POS Cards.  Seller will use its commercially reasonable efforts to provide Purchaser with a list of ATM access/debit cards and Point-of-Sale (“POS”) cards issued by Seller to depositors of any Deposits, and a record thereof in a format reasonably agreed to by the parties containing all addresses therefor, no later than twenty-one (21) calendar days after the date of this Agreement, and Seller will provide Purchaser with an updated record forty-five (45) calendar days prior to the Closing Date. At or promptly after the Closing, Seller will provide Purchaser with a revised record through the Closing. In instances where a depositor of a Deposit made an assertion of error regarding an account pursuant to the Electronic Funds Transfer Act and Federal Reserve Board Regulation E, and Seller, prior to the Closing, recredited the disputed amount to the relevant account during the conduct of the error investigation, Purchaser agrees to comply with a written request from Seller to debit such account in a stated amount and remit such amount to Seller, to the extent of the balance of funds available in the accounts. Seller agrees to indemnify Purchaser for any claims or losses that

Purchaser may incur as a result of complying with such request from Seller. Seller and Purchaser shall discuss in good faith the option of having Seller transfer customers’ PINs to Purchaser at Closing. In the context of such discussions, Seller will disclose to Purchaser customers’ PINs as reasonably necessary to effectuate any such transfer, it being agreed that Purchaser shall protect the confidentiality of such PINs in accordance with protocols Purchaser uses to protect its customers’ PINs. Following receipt of all Regulatory Approvals (except for the expiration of statutory waiting periods), Purchaser shall reissue ATM access/debit cards to depositors of any Deposits not earlier than forty-five (45) Business Days nor later than fifteen (15) Business Days prior to the Closing Date, which cards shall be effective on or before 3:00 p.m., Eastern Time, on the Closing Date. Purchaser and Seller agree to settle any and all ATM transactions and POS transactions effected on or before 3:00 p.m., Eastern time, on the Closing Date, but processed after the Closing Date, as soon as practicable.

4.9  Data Processing Conversion for the Branches.  The conversion of the data processing with respect to the Branches and the Assets and Assumed Liabilities will be completed on the Closing Date unless otherwise agreed to by the parties. Seller and Purchaser agree to cooperate to facilitate the orderly transfer of data processing information in connection with the P&A Transaction. Within ten (10) Business Days of the date of this Agreement, Purchaser and/or its representatives shall be permitted reasonable access (subject to the provisions of Section 7.2(a)) to review each Branch for the purpose of installing automated equipment for use by Branch personnel. Following the receipt of the Regulatory Approvals (except for the expiration of statutory waiting periods) or with the approval of Seller, Purchaser shall be permitted, at its expense and without unreasonably interfering with the operations of the Branches, to install and test communication lines, both internal and external, from each site and prepare for the installation of automated equipment on the Closing Date.

4.10  Employee Training.  In accordance with Section 7.2 and after receipt of Regulatory Approvals (except for the expiration of statutory waiting periods), Seller and Purchaser shall agree to mutually acceptable terms and conditions under which Purchaser shall be permitted to provide training to Seller Employees who are reasonably anticipated to become Transferred Employees. Any such training will be conducted in a manner that will not unreasonably interfere with the business activities of Seller. Seller and Purchaser shall reasonably cooperate in good faith to minimize the costs of such training program in a manner consistent with achieving its intended purpose.

4.11  Expenses Relating to Transitional Matters.  Purchaser shall be responsible for the payment of all documented, out-of-pocket third-party fees or expenses reasonably incurred by Seller in connection with the preparation and delivery to Purchaser of data, files and other information contemplated by this Article 4; provided that Seller shall, when commercially reasonable, utilize internal resources.

4.12  Transition Services Agreement.  Purchaser and Seller contemplate the need for transition services related to daily servicing of loans, payment processing, asset management, operations and data and information technology support and other support services from the Parent and Seller during the time between the Closing and full conversion of the banking operations of Seller to Purchaser’s systems. Parent and Seller agree that, simultaneously with the Closing, the parties will enter into a transition services agreement (the “TSA”) regarding the services to be provided (and associated costs) under the TSA.  The transition services available under the TSA may include any and all operations support necessary for day-to-day operations of the Branches prior to full conversion of banking operations to Purchaser’s systems. Without Purchaser’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) Seller and Parent agree not to discontinue the employment of any employee who provides any such support services for Seller as of the date of this Agreement, but does not become a Transferred Employee and to make such employee’s services available to Purchaser upon its request under the TSA.  Purchaser shall work, in collaboration with Seller, to finalize the TSA document as soon as possible as Purchaser determines the exact nature of the services that may be required.  Seller shall provide transition services at cost, which shall be billed to Purchaser quarterly following Closing Date.  Unless otherwise agreed by the parties, the TSA shall have a term of not less than six months from the Closing Date; provided, Purchaser may elect to discontinue receiving particular services under the TSA at any time.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Parent and Seller represent and warrant to Purchaser and Holdco as follows, except as set forth in the Seller Disclosure Schedule:

5.1  Corporate Organization and Authority.  Seller is a state chartered bank, duly organized and validly existing under the laws of the State of Maryland, and has the requisite power and authority to conduct the business now being conducted by Seller. Seller has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Seller and (assuming due authorization, execution and delivery by Purchaser) is a valid and binding agreement of Parent and Seller enforceable against them in accordance with its terms subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

5.2  No Conflicts.  The execution, delivery and performance of this Agreement by each of Parent and Seller does not, and will not, (a) violate any provision of their respective charter or by-laws, (b) subject to Regulatory Approvals, violate or constitute a breach of, or default under, any law, rule, regulation, judgment, decree, ruling or order of any court, government or governmental agency to which Parent or Seller is subject or any agreement or instrument of Parent or Seller, or to which Parent or Seller is subject or by which Parent or Seller is otherwise bound, which violation, breach, contravention or default referred to in this clause (b), individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect (assuming the receipt of any required third-party consents under the Branch Leases, the Equipment Leases and the Assumed Contracts in respect of the transactions herein contemplated) or (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the Assets under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or Seller is a party, or by which it or any of its properties or assets may be bound or affected, which breach, conflict, loss of benefit, termination, cancellation, acceleration, Encumbrance, violation or default would materially impact the Assets and Assumed Liabilities or materially prevent or delay Parent or Seller from performing its obligations under this Agreement in all material respects. Seller has all licenses, franchises, permits, certificates of public convenience, orders and other authorizations of all federal, state and local governments and governmental authorities necessary for the lawful conduct of its business at each of the Branches as now conducted in all material respects, and all such material licenses, franchises, permits, certificates of public convenience, orders and other authorizations are valid and in good standing and, to Seller’s Knowledge, are not subject to any suspension, modification, revocation or proceedings related thereto.

5.3  Approvals and Consents.  Other than Regulatory Approvals, no notices, reports or other filings are required to be made by Parent or Seller with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Seller from, any governmental or regulatory authorities of the United States or the several States in connection with the execution and delivery of this Agreement by Parent or Seller and the consummation of the transactions contemplated hereby by Parent or Seller. There are no consents or approvals of any other third party required to be obtained in connection with the execution and delivery of this Agreement by Parent or Seller and the consummation of the transactions contemplated by this Agreement by Parent and Seller.

5.4  Leases and Contracts.

(a)  Each Branch Lease is the valid and binding obligation of Seller, and to Seller’s Knowledge, of each other party thereto; and there does not exist with respect to Seller’s material obligations thereunder, or, to Seller’s Knowledge, with respect to the material obligations of the lessor thereof, any default, or event or condition that constitutes or, after notice or passage of time or both, would constitute a default on the part of Seller or the lessor or sublessee, as applicable, under any such Branch Lease. As used in this Section 5.4, the term “lessor” includes any sub-lessor of the property to Seller. The Branch Leases give Seller the right to occupy the building and land comprising the related Branch, as applicable, in accordance with the terms of such Branch Lease.

(b)  No Assumed Contract contains (i) any noncompetition or exclusive dealing agreement, or any other agreement or obligation which purports to limit or restrict in any respect the ability of Seller to solicit customers in the manner in which or the localities in which, all or any portion of its business is conducted or (ii) any agreement that grants any right of first refusal or right of first offer or similar rights or that limits or purports to limit the ability of Seller to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business.  All Assumed Contracts constituting Material Contracts are valid and binding agreements of Seller or its subsidiaries, as applicable, and are in full force and effect and enforceable against Seller or its subsidiaries, as applicable, and, to Seller’s Knowledge, all other parties thereto in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws, rules or regulations affecting creditors’ rights and remedies generally and general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  Neither Seller nor its subsidiaries is in material violation or breach of or default under any Assumed Contract.

5.5  Litigation and Undisclosed Liabilities.  There are no actions, complaints, petitions, suits or other proceedings or any decree, injunction, judgment, order or ruling entered, promulgated or pending or, to Seller’s Knowledge, threatened against Seller, affecting or relating to in any manner the banking operations of Seller, the Branches, the Assets or the Assumed Liabilities. To Seller’s Knowledge, there are no facts or circumstances that would reasonably be expected to result in any material claims, obligations or liabilities with respect to the Branches, the Assets or the Assumed Liabilities other than as otherwise disclosed in this Agreement, including the Schedules hereto and the Seller Disclosure Schedule.

5.6  Regulatory Matters.

(a) There are no pending or, to Seller’s Knowledge, threatened disputes or controversies between Seller and any federal, state or local governmental agency or authority materially affecting the Branches, the Assets or the Assumed Liabilities.

(b)  Neither Seller nor any of its Affiliates has received any indication from any federal or state governmental agency or authority that such agency would oppose or refuse to grant a Regulatory Approval and Seller knows of no reason relating to Seller or its Affiliates for any such opposition or refusal.

(c)  Neither Seller nor any of its Affiliates is a party to any written order, decree, agreement or memorandum of understanding with, or commitment letter or similar submission to, any federal or state regulatory agency or authority charged with the supervision or regulation of depository institutions, nor has any of them been advised by any such agency or authority that it is contemplating issuing or requesting any such order, decree, agreement, memorandum of understanding, commitment letter or submission, in each case materially affecting the Branches, the Assets or the Assumed Liabilities.

5.7  Compliance with Laws.  The banking operations of Seller and all business of the Branches or relating to the Assets and the Assumed Liabilities have been conducted in compliance, in all material respects, with all federal, state and local laws, regulations, rules and ordinances applicable thereto, except noncompliance which would not reasonably be expected to have a Material Adverse Effect. The Deposits and deposit accounts were opened, extended or made, and have been maintained, in accordance in all material respects with all applicable federal, state and local laws, regulations, rules and orders, and the terms and conditions of the applicable agreements and account documents governing such Deposits and deposit accounts.

5.8  Financial Statements; Records.

(a) (i) Seller’s consolidated audited financial statements including the financial information as of December 31, 2012, 2011 and 2010 and the related statements of operations and changes in stockholders’ equity and cash flows for the years then ended (the “Audited Financial Statements”), and unaudited financial statements including the balance sheet of Seller as of September 30, 2013 and the related statements of operations and changes in stockholders’

equity and cash flows for the nine-month period then ended (the “Interim Financial Statements”) and (ii) the Consolidated Reports of Condition and Income of Seller that were filed by Seller in 2013 and 2012 ((i) and (ii) collectively, the “Financial Statements”) fairly present in all material respects the financial condition and results of operation for the and as of the periods presented and have been prepared in accordance with GAAP, except that the Interim Financial Statements lack notes thereto and have adjustments as indicated therein.

(b)  The Records accurately reflect in all material respects as of their respective dates the Net Book Value of the Assets and Assumed Liabilities being transferred to Purchaser hereunder and all other matters the Records purport to present. The Records include all customary Branch, customer and customer-related information reasonably necessary to service the Deposits on an ongoing basis and as may be required under applicable law.

(c)  The allowances for loan and lease losses and for credit losses contained in the Financial Statements and the allowance for loan and lease losses and for credit losses shown on any financial statements delivered in accordance with this Section 5.8, as the case may be, were and will be established in accordance with the practices and experiences of Seller and were and will be adequate under and in accordance with the requirements of GAAP and applicable guidelines issued by the Regulatory Authorities to provide for possible losses on loans (including accrued interest receivable) and credit commitments (including stand-by letters of credit) outstanding as of the date of each such balance sheet.

5.9  Assets; Loans.

(a)  Seller is the lawful owner of, or in the case of leased Assets, has a valid leasehold interest in, each of the Assets, free and clear of all Encumbrances. Subject to the terms and conditions of this Agreement, on the Closing Date Purchaser will acquire good and marketable title to, or in the case of leased Assets (subject to receipt of the consents and approvals set forth in Schedule 3.4(i) of the Seller Disclosure Schedule), a valid leasehold interest in, all of the Assets, free and clear of any Encumbrances.  Nothing in this Section 5.9(a) shall apply to intellectual property matters, which are addressed in Section 5.9(b).

(b)  Seller owns or otherwise has the right to the Intellectual Property Rights.  The conduct of the business of Seller as currently conducted does not infringe, misappropriate or otherwise violate any intellectual property rights of any Person in any material respect, and no claims are pending or, to Seller’s Knowledge, threatened alleging that Seller is infringing the rights of any Person with regard to any Intellectual Property Rights.  To Seller’s Knowledge, as of the date of this Agreement, no Person is materially infringing, misappropriating or otherwise violating its rights with respect to any Intellectual Property Rights.

(c)  Each of the Loans (i) complies in all material respects with all applicable laws, (ii) has been made, entered into or acquired by Seller or one of its subsidiaries in accordance with customary board of director-approved loan policies, (iii) is evidenced by promissory notes or other evidences of indebtedness, which are true, genuine and what they purport to be, and which, together with all security agreements and guarantees, constitute a valid and legally binding obligation of the obligor named therein, and as applicable, Seller or one of its subsidiaries and are enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and (iv) is in full force and effect.

(d)  Seller has previously disclosed a complete and correct list of all Loans that, as of the date of the interim balance sheet included in the Interim Financial Statements (i) are contractually past due ninety (90) days or more in the payment of principal and/or interest, (ii) that are on nonaccrual status or (iii) are classified as “Watch List,” “Special Mention,” “Substandard,” “Doubtful” or “Loss,” together with the principal amount on each such Loan and the identity of the obligor thereunder. True, correct and complete copies of the currently effective lending policies and practices of Seller have been made available to Purchaser.

(e)  Each outstanding Loan (including Loans held for resale or previously sold to investors) has been solicited and originated and is administered and, where applicable, serviced, and the relevant files are being maintained, in accordance with the relevant Loan Documents in all material respects, Seller’s underwriting standards (and, in the case of Loans held for resale or previously sold to investors, the underwriting standards, if any, of the applicable investors) and with all applicable laws and applicable requirements of any government-sponsored enterprise program.  Seller and its subsidiaries have properly fulfilled in all material respects their contractual responsibilities and duties in any Loan in which they act as the lead lender or servicer and have complied in all material respects with their duties as required under applicable regulatory requirements.

(f)  All Loans by Seller and its subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of Seller or any of its Affiliates have been identified on Seller’s Disclosure Schedule.  There are no Loans to any employee, officer, director or other Affiliate of Seller on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement.  All such Loans are and were made in compliance in all material respects with all applicable laws in the ordinary course of business, and on the same terms, including interest rate and collateral, as those prevailing at the time for comparable arm’s-length transactions, did not involve more than the normal risk of collectability or present other unfavorable features.

5.10  Deposits.  The deposit agreements and other documents relating to the Deposits to be delivered or made available to Purchaser will be those (a) that are necessary to establish the amounts or other terms of the Deposits, (b) that will govern the terms of the Deposit accounts and (c) that evidence the Deposits. The Deposit accounts of Seller have been originated and administered in accordance with the terms of the respective governing documents and in compliance with all applicable laws.  Seller has received no written notice of any loss or potential loss of any material business or customers related to the Deposit accounts of Seller.  The Deposit accounts are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid in full when due. All of the Deposits are transferable at the Closing to Purchaser, and, to Seller’s Knowledge, there are no Deposits that are subject to any judgment, decree or order of any court or governmental authority. All interest has been properly accrued on the Deposits and Seller’s Records accurately reflect such accrual of interest.

5.11  Environmental Laws; Hazardous Substances.

(a)  Each parcel of Real Property:

(i)                      is and has been operated by Seller in all material respects in compliance with all applicable Environmental Laws;

(ii)                   is not the subject of any written notice received by Seller from any governmental authority or other Person alleging the material violation of, or material liability under, any applicable Environmental Law;

(iii)                to Seller’s Knowledge, is not currently subject to any court order, administrative order or decree arising under any Environmental Law;

(iv)                has not been used by Seller or, to Seller’s Knowledge, any other Person for the disposal of Hazardous Substances and, to Seller’s Knowledge, is not contaminated with any Hazardous Substances requiring remediation or response under any applicable Environmental Law; and

(v)                   to Seller’s Knowledge, has not had any material releases, emissions, or discharges of Hazardous Substances except as permitted under applicable Environmental Laws which have not been remediated in all material respects.

(b)  To Seller’s Knowledge, no real estate owned by Seller is or has been subject to an  event or condition described in clauses (a)(i) through (v) above.

5.12  Brokers’ Fees.  Seller has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement, except for fees and commissions for which Parent shall be solely liable.

5.13  Property.

(a)  Seller has, and will convey to Purchaser at the Closing, good and marketable leasehold interests to the Real Property, free and clear of all Encumbrances.

(b)  Seller has not received any written notice of any material uncured current violations, citations, summonses, subpoenas, compliance orders, directives, suits, other legal processes, or other written notice of potential liability under applicable zoning, building, fire and other applicable laws and regulations relating to the Real Property, and, except as would not reasonably be expected, individually or in the aggregate, to materially affect Purchaser’s use and enjoyment of the Real Property, there is no action, suit, proceeding or investigation pending or, to Seller’s Knowledge, threatened before any governmental authority that relates to the Real Property.

(c)  Seller has not received any written notice of any actual or pending condemnation proceeding relating to the Branches.

(d)  Seller has received no written notice of any material default or breach by Seller under any covenant, condition, restriction, right-of-way or easement affecting the Real Property or any portion thereof, and, to Seller’s Knowledge, no such default or breach now exists.

(e)  Neither Seller nor any of its Affiliates has entered into any agreement regarding the Real Property (other than the Branch Leases), and the Real Property is not subject to any claim, demand, suit, lien, proceeding or litigation of any kind, pending or outstanding, or, to Seller’s Knowledge, threatened, that would be binding upon Purchaser or its successors or assigns and materially affect or limit Purchaser’s or its successors’ or assigns’ use and enjoyment of the Real Property or that would materially limit or restrict Purchaser’s right or ability to enter into this Agreement and consummate the sale and purchase contemplated hereby.

5.14  Absence of Certain Changes or Events.

(a)  Since January 1, 2013, no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Seller.

(b)  Since September 30, 2013, Seller has not taken, or committed to take, any action, nor has the board of directors of Seller resolved to take any action, that, if so taken, committed to or resolved on or after the date of this Agreement would not be permitted under Section 7.1(d) without Purchaser’s consent.

5.15  Employee Benefit Plans; Labor Matters.

(a)  Schedule 5.15(a)(i) of the Seller Disclosure Schedule contains a complete, true and accurate list of the Seller Employees, with such list expressly indicating (i) which of such employees are on leave and who are eligible to return to work under Seller’s policies, specifying the type of leave (such as, family and medical leave, military leave or personal, short-term or long-term disability or pregnancy leave, approved or unapproved) and the anticipated return date from such leave, (ii) their date of commencement of employment, (iii) their positions, (iv) their business locations, (v) their cost center name and number, (vi) their annual/weekly/hourly rates of compensation, (vii) their incentive and discretionary bonus amounts for the 2013 calendar year, (viii) their current year’s target incentive bonus, (ix) their status as exempt or non-exempt under the Fair Labor Standards Act, and (x) their average scheduled hours per week. Schedule 5.15(a)(i) shall be updated promptly upon Purchaser’s request from time to time following the date hereof to reflect changes to the foregoing, with the final such update to occur no later than December 15, 2013 (it being understood that Seller will inform Purchaser in writing of the termination of employment of a Seller Employee following such date). Schedule 5.15(a)(ii) of the Seller Disclosure Schedule sets forth a complete, true and accurate list of each written or oral employment, retention, bonus commitment (whether or not a guarantee), severance, change of control agreement or other similar arrangement, to which a Seller

Employee is a party with Seller (each, an “Employment Agreement”), and Seller has made available to Purchaser complete, true and accurate copies of each such agreement. To Seller’s Knowledge, none of the Seller Employees are subject to any noncompetition, nonsolicitation or any other similar agreement that would limit or restrict any Seller Employee’s employment activities or services upon severance of employment with Seller.

(b)  No Benefit Plan in which the Seller Employees participate is a multiemployer plan within the meaning of Section 3(37) of ERISA.

(c)  The transactions contemplated by this Agreement will not, either alone or in combination with any other event or events, subject to Purchaser’s compliance with its obligations under this Agreement, (i) entitle any Seller Employee to severance pay, or any other payment from Seller or Purchaser, or (ii) result in acceleration of benefits or payments due any Seller Employee.

(d)  No Seller Employee is a party to any collective bargaining agreement, Contract or other agreement or understanding with a labor organization of any type. With respect to any Seller Employee, (i) Seller is not the subject of any proceeding seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor to Seller’s Knowledge is any such proceeding threatened, and (ii) no strike or similar labor dispute by the Seller Employees is pending or, to Seller’s Knowledge, threatened.

(e)  Seller has not within the past twelve (12) months caused (i) a plant closing as defined in the WARN Act, affecting any site of employment or one or more operating units within any site of employment of Seller at which the Seller Employees are located or (ii) a mass layoff as defined in the WARN Act, nor has Seller been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any state or local law similar to the WARN Act, in each case, under circumstances that would reasonably be expected to affect the Seller Employees.

5.16  Post-Closing Condition.  After the Closing and immediately after giving effect to the transactions contemplated by this Agreement, the consolidated assets of Seller and its subsidiaries will, as of such date, exceed their consolidated debts and liabilities (subordinated, contingent or otherwise), and (ii) Seller and its subsidiaries will be able to pay, as of such date, their consolidated debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured. For purposes of this Section 5.16, the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that would reasonably be expected to become an actual or matured liability.

5.17  Limitations on Representations and Warranties.  Except for the representations and warranties specifically set forth in this Article 5, neither Seller nor Parent, nor any of their respective agents, Affiliates or representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Purchaser or Holdco, express or implied, at law or in equity, with respect to the transactions contemplated hereby, and Seller and Parent hereby disclaim any such representation or warranty whether by Seller, Parent or any of their respective officers, directors, employees, agents or representatives or any other Person.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and Holdco represent and warrant to Seller and Parent as follows, except as set forth in the Purchaser Disclosure Schedule:

6.1  Corporate Organization and Authority.  Purchaser is a state chartered bank, duly organized and validly existing under the laws of the State of West Virginia and, directly or through its subsidiaries, has the requisite power and authority to conduct the branch banking business conducted at the Branches substantially as currently conducted by Seller. Purchaser has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement is a valid and binding agreement of Purchaser enforceable against Purchaser in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

6.2  No Conflicts.  The execution, delivery and performance of this Agreement by Purchaser does not, and will not, (a) violate any provision of its charter or by-laws or (b) subject to the Regulatory Approvals, violate or constitute a breach of, or default under, any law, rule, regulation, judgment, decree, ruling or order of any court, government or governmental authority to which Purchaser is subject or any agreement or instrument of Purchaser, or to which Purchaser is subject or by which Purchaser is otherwise bound, which violation, breach, contravention or default referred to in this clause (b), individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

6.3  Approvals and Consents.  Other than the Regulatory Approvals, no notices, reports or other filings are required to be made by Purchaser with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Purchaser from, any governmental or regulatory authority of the United States or the several states in connection with the execution and delivery of this Agreement by Purchaser and the consummation of the transactions contemplated hereby by Purchaser, the failure to make or obtain any or all of which, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

6.4  Regulatory Matters.

(a)  There are no pending or, to Purchaser’s Knowledge, threatened disputes or controversies between Purchaser and any federal, state or local governmental agency or authority that, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

(b)  Neither Purchaser nor any of its Affiliates has received any indication from any federal or state governmental agency or authority that such agency would oppose or refuse to grant a Regulatory Approval and Purchaser knows of no reason that it will not timely receive any necessary approval or authorization of all applicable bank Regulatory Authorities.

(c)  Neither Purchaser nor any of its Affiliates is a party to any written order, decree, agreement or memorandum of understanding with, or commitment letter or similar submission to, any federal or state regulatory agency or authority charged with the supervision or regulation of depository institutions, nor has Purchaser been advised by any such agency or authority that it is contemplating issuing or requesting any such order, decree, agreement, memorandum of understanding, commitment letter or submission, in each case that, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

6.5  Litigation and Undisclosed Liabilities.  There are no actions, suits or proceedings pending or, to Purchaser’s Knowledge, threatened against Purchaser, or obligations or liabilities (whether or not accrued, contingent or otherwise) or, to Purchaser’s Knowledge, facts or circumstances that could reasonably be expected to result in any claims against or obligations or liabilities of Purchaser that, individually or in the aggregate, would have a Material Adverse Effect.

6.6  Operation of the Branches.  Purchaser intends to continue to provide retail and business banking services in the geographical area served by the Branches.

6.7  Brokers’ Fees.  Purchaser has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated by this Agreement, except for fees and commissions for which Purchaser shall be solely liable.

6.8  Available Funds.  Purchaser has, and as of the Closing Date will have, sufficient funds to consummate the transactions contemplated by this Agreement, including paying the Cash Purchase Price to Seller.

6.9  Compliance with Laws.  The operations of Purchaser have been conducted in compliance, in all material respects, with all federal, state and local laws, regulations, rules and ordinances applicable thereto, except noncompliance which would not reasonably be expected to have a Material Adverse Effect.

6.10  Assets.  Purchaser is the lawful owner of the assets it purports to own, or in the case of assets it purports to lease, has a valid leasehold interest in such leased assets, in each case free and clear of all Encumbrances.

6.11  Issuance of Holdco’s Common Stock.  Upon consummation of the P&A Transaction, Holdco’s Common Stock representing the Stock Purchase Price will be duly and validly issued, fully paid and non-assessable, free and clear of all Encumbrances, except as contemplated hereby and as required by the Securities Act of 1933, as amended, and the rules and regulations of the SEC.

6.12  Capitalization.

(a)  The authorized capital stock of Holdco consists of 3,506,842 shares of common stock, $1.00 par value per share, of which 10,000,000 shares are issued and outstanding on the date hereof, and 8,500 shares of preferred stock, par value $1,000 per share, of which 8,500 shares are issued and outstanding on the date hereof.  Holdco has not granted any options, warrants or other rights, or entered into any agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Holdco, or obligating Holdco to issue or sell any shares of capital stock of, or other equity interests in Holdco, including any securities directly or indirectly convertible into or exercisable or exchangeable for any capital stock or other equity securities of Holdco, except that as of the date hereof, there are 541,224 shares reserved for issuance pursuant to options outstanding under The MVB Financial Corp. Incentive Stock Option Plan.  Holdco does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Holdco on any matter.  There are no outstanding obligations of Holdco to repurchase, redeem or otherwise acquire any shares of its capital stock or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person.  All of the issued and outstanding shares of Holdco’s Common Stock have been duly authorized and validly issued in accordance with applicable laws and are fully paid and non-assessable and not subject to preemptive rights.  Each of the outstanding shares of capital stock or other securities of each of Holdco’s subsidiaries is duly authorized, validly issued, fully paid and non-assessable and is owned by Holdco or a Holdco subsidiary, free and clear of any Encumbrance.  Except as disclosed herein, no shares of capital stock of Holdco have been reserved for any purpose.

(b)  Except as disclosed in the SEC Documents, Holdco has no outstanding material indebtedness for borrowed money and all such indebtedness is prepayable in full, without premium or penalty, at any time.

6.13  SEC Filings.  Holdco has filed all registration statements, reports, proxy statements or information statements (the “SEC Documents”) required to be filed by it with the SEC.  As of their respective dates, the SEC Documents complied, and any SEC Documents filed with the SEC subsequent to the date hereof will comply, as to form in all material respects with the requirements of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, as applicable, and the rules and regulations of the SEC.  As of their respective dates, the SEC Documents did not, and any SEC Documents filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  Each of the consolidated balance sheets included in or incorporated by reference in the SEC Documents (including the related notes and schedules) fairly presents, or will fairly present, in all material respects, the consolidated financial position of Holdco and its subsidiaries as of its date and each of the consolidated statements of income and of changes in financial position included in or incorporated by reference into the SEC Documents (including any related notes and schedules) fairly presents, or will fairly present, in all material respects the consolidated results of operations, retained earnings and changes in financial position, as the case may be, of Holdco and its subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), in each case in accordance with GAAP, except as may be noted therein.

6.14  Absence of Certain Changes or Events.  Since January 1, 2013, no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Purchaser or Holdco.

6.15  Taxes.  Holdco and each of its subsidiaries has: (a) filed all Tax Returns it was required to file and duly and timely paid all Taxes which have become due and payable by it, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the payment of any Tax; (b) received no written notice of deficiency or assessment or proposed deficiency or assessment from any taxing governmental authority; and (c) not entered into any discussions with any federal, state, local, or foreign authority with respect to any Tax asserted by such authority.  There are no outstanding agreements or waivers by Holdco or any of its subsidiaries that extend the statutory period of limitations applicable to any federal, state, local, or foreign tax returns or Taxes.  The Tax Returns of Holdco and each of its subsidiaries have never been audited by federal, state, local or foreign authorities.  There are no Encumbrances on any property of Holdco or any of its subsidiaries that arose in connection with any failure (or alleged failure ) to pay any material Tax when due.

6.16  Limitations on Representations and Warranties. Except for the representations and warranties specifically set forth in this Article 6, neither Purchaser nor Holdco, nor any of their respective agents, Affiliates or representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Seller or Parent, express or implied, at law or in equity, with respect to the transactions contemplated hereby, and Purchaser and Holdco hereby disclaim any such representation or warranty whether by Purchaser, Holdco or any of their respective officers, directors, employees, agents or representatives or any other Person.

ARTICLE 7

COVENANTS OF THE PARTIES

7.1  Activity in the Ordinary Course.  From the date hereof until the Closing Date, (i) except as set forth in Schedule 7.1 of the Seller Disclosure Schedule, (ii) as may be required by a Regulatory Authority or applicable law or (iii) as otherwise expressly provided hereby, Parent shall cause Seller to and Seller will (a) with respect to Seller’s banking operations, the Branches, the Assets and the Assumed Liabilities, use its commercially reasonable efforts to preserve its business relationships with depositors, (b)  maintain the Branches in their current condition, ordinary wear and tear excepted, (c) use its commercially reasonable efforts to conduct its banking operations and the business of the Branches, and preserve the Assets and Assumed Liabilities, in all material respects in the ordinary and usual course of business consistent with past practice and (d)  not, without the prior written consent of Purchaser:

(i)

Increase or agree to increase the salary, benefits, remuneration or compensation of, or pay any bonus to, any Seller Employee, other than, following notice to Purchaser, (A) normal salary or wage increases in the ordinary course of business consistent with past practice (however, any such increase shall, in no event, increase the aggregate cash compensation for Seller Employees by more than 2% of their aggregate cash compensation as of the date of this Agreement), (B) increases or payments as required by contractual commitments outstanding on the date hereof and provided to Purchaser prior to the date hereof and set forth on Schedule 7.1(i)(B) of the Seller Disclosure Schedule, and (C) regular bonuses granted in the ordinary course of business consistent with past practice and set forth on Schedule

7.1(i)(C) of the Seller Disclosure Schedule;

(ii)

Establish, adopt, enter into or amend any plan, agreement or arrangement that provides for incentive compensation, bonus or commissions or any Employment Agreement (or arrangement that would be an employment agreement if in effect on the date hereof) with respect to any Seller Employee (including any new hire);

(iii)

(A) Transfer any Seller Employee to Parent or any Affiliates or (B) transfer any employee of Parent or any Affiliates who, as of the date hereof, is not a Seller Employee to any Branch other than temporary assignments of a fill-in nature in the ordinary course of business;

(iv)

Hire any employee who shall become a Seller Employee other than in the ordinary course and consistent with past practices, including, with respect to the type of position filled and the compensation and benefit levels;

(v)	Terminate any Seller Employee, except in the ordinary course of business in accordance with existing personnel policies and practices of Seller;

(vi)

Establish or price Deposits at any Branch other than in the ordinary course of business consistent with Seller’s past practices (including deposit pricing policies in effect for such Branch as of the date hereof), subject to the limitation in (vii) below;

(vii)	Offer interest rates or terms on any category of Deposits at any Branch in a manner inconsistent with Seller’s past practice;

(viii)

Introduce new products or market promotions at any Branch other than market promotions in the ordinary course of business consistent with Seller’s past practices; provided, however, that in no event shall Seller offer any “teaser” interest rates in the course of introducing any new market promotion permitted under this Section 7.1(viii);

(ix)

Transfer to or from any Branch to or from any of Parent’s or Affiliates other operations any material Assets or any Deposits (except pursuant to an unsolicited customer request where it would be customary banking practice to honor such request);

(x)

Sell, transfer, assign, encumber or otherwise dispose of or enter into any Contract, agreement or understanding to sell, transfer, assign, encumber or dispose of any of the Assets or Deposits existing on the date hereof, except in the ordinary course of business consistent with past practice;

(xi)

Make or agree to make any individual capital expenditure in respect of the Assets or the Assumed Liabilities in excess of Five Thousand Dollars ($5,000); provided that with respect to any written request for Purchaser’s consent for proposed capital expenditures that Seller deems to be for “emergency purposes,” Purchaser shall respond within forty-eight (48) hours;

(xii)	Make or agree to make any material improvements to the Real Property, except normal maintenance or refurbishing purchased or made in the ordinary course of business;

(xiii)	Close, sell, consolidate or relocate any Branch or otherwise file any application or give any notice to relocate or close any Branch;

(xiv)

Amend, terminate or extend in any material respect any Branch Lease; provided, however, Seller may extend any Branch Lease, if, in its reasonable business judgment, and after consultation with Purchaser, Seller determines such extension is necessary to deliver the Branch on the Closing Date as a fully operative branch banking operation;

(xv)

Knowingly take any action that would reasonably be expected to (A) adversely affect the ability of any party hereto to obtain the Regulatory Approvals, (B) adversely affect the ability of any party hereto to obtain any consent required pursuant to this Agreement, (C) result in the failure of the condition set forth in Section 9.1(c) or (D) result in any of the covenants or conditions to the transactions contemplated hereby not being materially satisfied;

(xvi)

Except as permitted by this Section 7.1, knowingly take, or knowingly permit its Affiliates to take, any action impairing in a material respect Purchaser’s rights or obligations in respect of any Deposit, Asset or Assumed Liability, or otherwise conduct its business in a manner inconsistent with Seller’s past practice;

(xvii)	Declare or pay any dividend or distribution, other than cash dividends and distributions that will not result in a Material Adverse Effect; or

(xviii)	Solicit, agree with, or commit to, any Person to do any of the things described in clauses (i) through (xvii) except as contemplated hereby.

7.2  Access and Confidentiality.

(a)  Until the earlier of the Closing Date and the date on which the Agreement is terminated pursuant to Article 10, Seller shall afford to Purchaser and its officers and authorized agents and representatives reasonable access during normal business hours to the properties, books, records, contracts, documents, files and other information of or relating to the Assets, the Assumed Liabilities and the Seller Employees. Seller shall identify to Purchaser, within five (5) calendar days after the date hereof, a group of its salaried personnel (with the necessary expertise and experience to assist Purchaser) that shall constitute a “transition group” who will be available to Purchaser at reasonable times during normal business hours to provide information and assistance in connection with Purchaser’s investigation of matters relating to the Assets, the Assumed Liabilities and transition matters. Such transition group will also work cooperatively to identify and resolve issues arising from any commingling of Records with Seller’s records for its other assets and operations not subject to this Agreement. Seller shall furnish Purchaser with such additional financial and operating data and other information about its business operations as may be reasonably necessary for the orderly transfer of Seller’s banking operations and for purposes of enabling Holdco to comply with its securities law disclosure obligations, and Purchaser shall be responsible for any documented, out-of-pocket third-party costs reasonably incurred by Seller in connection with furnishing such information; provided, however, that Seller shall, when commercially reasonable, utilize its internal resources; and provided, further, that nothing herein shall afford Purchaser the right to review any information relating to loans held by Seller, including information regarding borrowers or any information relating to facilities and operations not subject to this Agreement. Any investigation pursuant to this Section 7.2(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of Seller’s business. Without limiting the generality of the foregoing, Purchaser may meet with Seller Employees, as well as with the manager who has responsibility for the Branches, promptly following execution of this Agreement and through the Closing to discuss employment retention and other employment related matters at mutually agreeable times and so long as such meetings do not interfere unreasonably with the conduct of Seller’s business. Furthermore, Seller will use commercially reasonable efforts to cooperate with Purchaser and will make available at Purchaser’s reasonable request during the period from the date of this Agreement until the Closing Date, during business hours and without unreasonably interfering with the operations of Seller, Seller’s experienced technical personnel for consultations with Purchaser concerning transition matters and other than the matters referred to in Section 4.1. Notwithstanding the foregoing, Seller shall not be required to provide access to or disclose information that would violate the rights of customers, or would, based on the advice of outside counsel, result in the loss of any attorney-client privilege or contravene any law, rule, regulation, order, judgment, decree, or binding agreement entered into and disclosed to Purchaser prior to the date of this Agreement. Seller and Purchaser shall use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)  From and after the date of this Agreement, Seller and its Affiliates shall keep confidential nonpublic information in its possession relating to Purchaser, its Affiliates, the Branches, the Assets and the Assumed Liabilities; provided, however, that Seller shall not be liable hereunder with respect to any disclosure to the extent such disclosure is required pursuant to legal process (including pursuant to the assertion of Seller’s rights under this Agreement) (by interrogatories, subpoena, civil investigative demand or similar process), regulatory process or request, or to the extent such disclosure is reasonably necessary for purposes of compliance by Seller or its Affiliates with tax or regulatory reporting requirements; provided that in the event of any disclosure pursuant to legal process Seller exercises commercially reasonable efforts to preserve the confidentiality of the nonpublic information disclosed, including by cooperating with Purchaser to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the nonpublic information required to be disclosed.

(c)  From and after the Closing, Purchaser and its Affiliates shall keep confidential nonpublic information in its possession (other than information which was or becomes available to Purchaser on a nonconfidential basis from a source other than Seller or any of its Affiliates) relating to Seller and its Affiliates other than the Branches, the Assets and the Assumed Liabilities; provided, however that Purchaser shall not be liable hereunder with respect to any disclosure to the extent such disclosure is required pursuant to legal process (including pursuant to the assertion of Purchaser’s rights under this Agreement) (by interrogatories, subpoena, civil investigative demand or similar process) or regulatory process or request; provided that in the event of any disclosure pursuant to legal process Purchaser exercises commercially reasonable efforts to preserve the confidentiality of the nonpublic information disclosed, including by cooperating with Seller to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the nonpublic information required to be disclosed.

7.3  Regulatory Approvals.

(a)  As soon as practicable and in no event later than fifteen (15) calendar days after the date of this Agreement, Purchaser and Holdco, on the one hand, and Parent and Seller, on the other hand,  shall prepare and file any applications, notices and filing required in order to obtain the Regulatory Approvals. Purchaser shall use commercially reasonable efforts to obtain each such approval as promptly as reasonably practicable. The parties shall cooperate in connection therewith (including the furnishing of any information and any reasonable undertaking or commitments that may be required to obtain the Regulatory Approvals). Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing, other than material filed in connection therewith under a claim of confidentiality. If any Regulatory Authority shall require the modification of any of the terms and provisions of this Agreement as a condition to granting the Regulatory Approvals, the parties hereto will negotiate in good faith and use commercially reasonable efforts to seek a mutually agreeable adjustment to the terms of the transaction contemplated hereby, such agreement not to be unreasonably withheld, conditioned or delayed.

(b)  The parties shall promptly advise each other upon receiving any communication from any Regulatory Authority whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that the Regulatory Approvals or any other consent or approval required hereunder will not be obtained or that the receipt of any such approval will be materially delayed.

(c)  Purchaser shall not, and shall cause its Affiliates to not, knowingly take any action that would reasonably be expected to result in a Material Adverse Effect with respect to Purchaser.

7.4  Consents.

(a)  Seller agrees to use commercially reasonable efforts to obtain from lessors under Branch Leases, Equipment Leases and counterparties under Assumed Contracts and any other parties the consent of which is required in order to assign or transfer any Asset or Deposit to Purchaser on the Closing Date, any required consents to such assignment or transfer to Purchaser on the Closing Date; provided that, in the case of any Branch Lease, Equipment Lease, or Assumed Contract, if any consent set forth in this Section 7.4(a) is not obtained notwithstanding Seller’s commercially reasonable efforts as required hereunder, the parties shall negotiate in good faith and Seller and Purchaser shall use commercially reasonable efforts to make alternative arrangements reasonably satisfactory to Purchaser that provide Purchaser, to the maximum extent reasonably possible, the benefits and burdens of the properties subject to Branch Leases, Equipment Leases and Assumed Contracts in a manner that does not violate the applicable Branch Lease, Equipment Lease or Assumed Contract (for the same cost as would have applied if the relevant consent had been obtained); provided, further, that, notwithstanding anything in this Agreement to the contrary, neither Purchaser nor Seller, nor any of their respective Affiliates, shall be required to commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party to obtain such authorizations, approvals, consents, negative clearances or waivers; and provided, further, that, notwithstanding anything in this Agreement to the contrary, neither Purchaser nor Seller shall be obligated to incur any monetary obligations or expenditures to the parties whose consent is requested (in the case of Seller, in connection with the utilization of its commercially reasonable efforts to obtain any such required consents). Notwithstanding the foregoing, with respect to the Equipment Leases and Assumed Contracts, if Seller is unable to obtain any consent contemplated by this Section 7.4(a) after using its commercially reasonable efforts, Seller may terminate the applicable Equipment Lease or Assumed Contract at Seller’s sole expense, it being agreed that effective as of such termination, such Equipment Lease or Assumed Contract shall not constitute an Asset under this Agreement. If any alternative arrangement is implemented between Seller and Purchaser at or prior to the Closing, the parties shall continue after the Closing to exercise commercially reasonable efforts to obtain the related consents that could not be obtained prior to the Closing, and, if such a consent is obtained, Seller shall assign to Purchaser the applicable Branch Lease, Equipment Lease or Assumed Contract pursuant to the terms of this Agreement applicable to leases assigned at the Closing, and the parties shall restructure the applicable alternative arrangement.

(b)  Unless otherwise directed by Purchaser, Seller shall use commercially reasonable efforts to procure estoppel certificates substantially in the form of Schedule 7.4(b) attached hereto, from each lessor under Branch Leases, which certificates shall be at the expense of Purchaser; provided that in the case of any Branch Lease, if any estoppel certificate as set forth in this Section 7.4(b) is not obtained, notwithstanding Seller’s use of commercially reasonable efforts as required hereunder, the Assets and Assumed Liabilities associated with the subject Branch shall be transferred to Purchaser and the parties shall negotiate in good faith and Seller shall use commercially reasonable efforts to make alternative arrangements reasonably satisfactory to Purchaser with respect to such Branch Lease; provided, further, that Seller shall not be obligated to incur any monetary obligations or expenditures to lessors or subtenants in connection with the utilization of commercially reasonable efforts to obtain such estoppel certificates.

(c)  With respect to any real property that is owned by an Affiliate of Seller that is the subject of a Branch Lease or the Headquarter Lease Seller will use commercially reasonable efforts to procure nondisturbance agreements from any mortgage lender holding a mortgage lien on such real property, substantially in the form of Schedule 7.4(c); provided, however, Seller shall not be obligated to incur any monetary obligations or expenditures to mortgage lenders in connection with the utilization of commercially reasonable efforts to obtain such nondisturbance agreements.

7.5  Efforts to Consummate; Further Assurances.

(a)  Purchaser and Seller agree to use commercially reasonable efforts to satisfy or cause to be satisfied as soon as practicable their respective obligations hereunder and the conditions precedent to the Closing.

(b)  From time to time following the Closing, at Purchaser’s request and at Purchaser’s expense, Seller will duly execute and deliver such assignments, bills of sale, deeds, acknowledgments and other instruments of conveyance and transfer and take such other action as in the exercise of reasonable judgment shall be necessary or appropriate to vest in Purchaser the full legal and equitable title to the Assets and Assumed Liabilities or to consummate the transactions contemplated by this Agreement.

(c)  Subject to Section 4.3, on and after the Closing Date, each party will promptly deliver to the other, at such other party’s expense, all mail and other communications properly addressable or deliverable to the other as a consequence of the P&A Transaction; and without limitation of the foregoing, on and after the Closing Date, Seller shall promptly forward any mail, communications or other material relating to the Deposits or the Assets transferred on the Closing Date, including that portion of any IRS “B” tapes that relates to such Deposits, to such employees of Purchaser at such addresses as may from time to time be specified by Purchaser in writing.

(d)  Prior to the Closing Date, each of the parties hereto shall promptly advise the other party of any change or event that, individually or in the aggregate, would reasonably be expected to cause or constitute a breach in any material respect of any of its representations, warranties or covenants contained herein.

7.6  Non-Solicitation/Non-Competition.

(a)  For a period of five (5) years following the Closing Date, Seller agrees that it shall not (and Parent agrees that it shall not, and shall cause Parent’s Affiliates not to) (i) use the name “CFG Community Bank” or “CFG” in combination with the word “Bank”, (ii) establish or maintain any banking, branch banking, loan production or agency office or operation in the State of Maryland, Commonwealth of Virginia or the District of Columbia (the “Restricted Territories”) that solicits or accepts deposits or deposit relationships, (iii) solicit deposits or deposit relationships from customers or potential customers residing or having a place of business in the Restricted Territory, or (iv) solicit or target for solicitation, directly or indirectly, customers of the Branches or depositors associated with the Deposits; provided, however, that clauses (iii) and (iv) of this Section 7.6(a) shall not prohibit Parent or its Affiliates from originating, financing, servicing (including collection and foreclosure activities), modification, or refinancing long-term care, assisted living, hospice, hospital and similar healthcare facilities, including capital markets transactions involving retail or commercial deposits, and health care receivables or engaging in any activity necessary therefor; provided, further, the foregoing shall not modify the rights and obligations of Parent, Seller or their Affiliates under the Business Cooperation Agreement with Purchaser dated October     , 2013.

(b)  For a period of two (2) years following the Closing Date, Parent and Seller will not, and shall cause their respective Affiliates not to, solicit for employment or employ any Transferred Employee; provided, however, that nothing in this Section 7.6(b) shall be deemed to prohibit Seller, Parent and/or their respective Affiliates from (i) making general solicitations not targeted at Transferred Employees (including job announcements in newspapers and industry publications or on the Internet), (ii) soliciting any Transferred Employee whose employment is terminated by Purchaser prior to Parent or Seller, and/or any of their Affiliates, soliciting such Transferred Employee or (iii) using employee search firms, so long as such employee search firms are not instructed to and do not engage in targeted solicitations of Transferred Employees.

(c)  Except as expressly consented to in writing by Purchaser, Parent, Seller and their respective Affiliates shall not, at any time following the Closing Date, allow any other Person (via sale, license or otherwise) to use the name “CFG Community Bank” or “CFG” in combination with the word “Bank”.

(d)  If any provision or part of this Section 7.6 is held by a court or other authority of competent jurisdiction to be invalid or unenforceable, the parties agree that the court or authority making such determination will have the power to reduce the duration or scope of such provision or to delete specific words or phrases as necessary (but only to the minimum extent necessary) to cause such provision or part to be valid and enforceable. If such court or authority does not have the legal authority to take the actions described in the preceding sentence, the parties agree to negotiate in good faith a modified provision that would, in so far as possible, reflect the original intent of this Section 7.6 without violating applicable law.

7.7  Insurance.  Seller will maintain in effect until the Closing Date all casualty and public liability policies relating to Seller’s banking operations, the Branches and maintained by Seller on the date hereof or will use commercially reasonable efforts to procure comparable replacement coverage and maintain such policies or replacement coverage in effect until the Closing Date. Purchaser shall provide all casualty and public liability insurance for the Branches after the Closing Date. In the event of any material damage, destruction or condemnation affecting Real Property between the date hereof and the time of the Closing, Purchaser shall have the right to exclude any Real Property so affected from the Assets to be acquired, require Seller to take reasonable steps to repair or replace the damaged or destroyed property, or require Seller to deliver to Purchaser any insurance proceeds and other payments, to the extent of the fair market value or the replacement cost of the Real Property, received by Seller as a result thereof unless, in the case of damage or destruction, Seller has repaired or replaced the damaged or destroyed property.

7.8  Intellectual Property License; Change of Name, Etc.

(a)                During the six (6) month period following the Closing, Purchaser and its permitted successors and assigns may use (but are not obligated to use) under a limited license the intellectual property comprising a portion of the Excluded Assets in connection with Purchaser’s use of the Assets.  Upon the expiration of such six (6) month period, Purchaser and its permitted successors and assigns shall cease all utilization of the intellectual property comprising a portion of the Excluded Assets and shall have no right to use such intellectual property in any manner.

(b)                As promptly as reasonably possible after the Closing, Purchaser will (i) change the name and logo on all documents and facilities relating to the Assets and the Assumed Liabilities to Purchaser’s name and logo, (ii) notify all Persons whose Deposits or Safe Deposit Agreements are transferred under this Agreement of the consummation of the transactions contemplated by this Agreement, and (iii) provide all appropriate notices to the Regulatory Authorities required as a result of the consummation of such transactions. From and after the date of this Agreement, Seller shall cooperate with any commercially reasonable request of Purchaser directed to accomplish the removal of Seller’s signage by Purchaser and the installation of Purchaser’s signage by Purchaser; provided, however, that (A) all such removals and all such installations shall be at the expense of Purchaser, (B) such removals and installations shall be performed in such a manner that does not unreasonably interfere with the normal business activities and operations of the Branches and Purchaser shall repair any damage to the area altered to its pre-existing condition, (C) such installed signage shall comply with the applicable Branch Lease and all applicable zoning and permitting laws and regulations, (D) such installed signage shall have, if necessary, received the prior approval of the owner or landlord of the facility, and such installed signage shall be covered in such a way as to make Purchaser signage unreadable at all times prior to the Closing, but such cover shall display the name and/or logo of Seller (or of its Affiliates) in a manner reasonably acceptable to Seller and (E) if this Agreement is terminated prior to the Closing, Purchaser shall immediately and at its sole expense restore such signage and any other area altered in connection therewith to its pre-existing condition.

7.9  Exclusive Dealing.  During the period from the date of this Agreement to the earlier of the Closing Date, the date that is six (6) months following the date hereof, or the termination of this Agreement, neither Seller nor Parent, nor any of their Affiliates, shall take any action to, directly or indirectly, encourage, initiate or conduct discussions or negotiations with, or provide any nonpublic information to, or enter into any agreement or consummate any transaction with, any Person other than Purchaser and its Affiliates and representatives concerning or in contemplation of a sale of any of the Assets or assignment and assumption of any of the Assumed Liabilities; provided that the provisions of this Section 7.9 shall no longer apply following Seller’s receipt of a written notice from Purchaser that Purchaser, in accordance with the terms of this Agreement, will not consummate the transactions contemplated by this Agreement.

7.10      Updated Financial Statements.  From the date of this Agreement until the Closing Date or the termination of this Agreement, Seller will provide to Purchaser as promptly as practicable, but in no event later than the twentieth (20th) day following the end of the relevant calendar month, the monthly unaudited financial statements of Seller provided to management (including any related schedules thereto) for each of the calendar months ended after the date of this Agreement.

7.11      Updating Schedules; Notification.

(a)               Between the date of this Agreement and 5:00 p.m., Eastern Time, on November 6, 2013 (the “Schedule Update Time”), Parent and Seller may amend the Seller Disclosure Schedule to correct or supplement any disclosure set forth therein in order to make the disclosures therein accurate and complete in all material respects.  Such amendment shall not affect any rights of Purchaser under Section 9.1.  However, if any correction or supplement to such schedules would result in Purchaser having the right to terminate this Agreement pursuant to Section 10.1 and Purchaser does not exercise its right of termination, neither Purchaser nor Holdco shall be entitled to assert a claim for indemnification under Section 11(a)(i) relating to the amended disclosure set forth the Seller Disclosure Schedule as of the Schedule Update Time.

(b)               Between the Schedule Update Time and the Closing, Seller and Parent shall promptly notify Purchaser in writing if either of them becomes aware of (i) any fact or condition that causes or constitutes a breach of any of the representations and warranties set forth in Article 5 or (ii) the occurrence after the date of this Agreement of any fact or condition that is reasonably likely to (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or Seller’s or Parent’s discovery of, such fact or condition.  Should any such fact or condition require any change to the Seller Disclosure Schedule following the Schedule Update Time, Seller and Parent shall promptly deliver to Purchaser a supplement to the Seller Disclosure Schedule specifying such change.  Such delivery shall not affect any rights of Purchaser under Section 9.1 or Article 11. During the same period, Seller and Parent also shall promptly notify Purchaser of the occurrence of any breach of any covenant of Seller or Parent in this Article 7 that would result in the failure of the conditions in Article 9.  Notwithstanding the foregoing, provided that Seller and Parent are not aware of any fact or condition described in clauses (i) or (ii) above, (1) Seller’s or Parent’s unintentional failure to give notice under this Section 7.11(b) shall not be deemed to be a breach of covenant under this Section 7.11(b) but instead shall only constitute a breach of the underlying representation, warranty, covenant or agreement, and (2) Purchaser shall not be entitled to claim that the condition set forth in Section 9.1(d) was not satisfied as a result of Seller’s or Parent’s unintentional breach of this Section 7.11(b).

(c)                Between the date of this Agreement and the Closing, Purchaser shall promptly notify Seller in writing if it becomes aware of (i) any fact or condition that causes or constitutes a breach of any of the representations and warranties set forth in Article 6 or (ii) the occurrence after the date of this Agreement of any fact or condition that is reasonably likely to (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or Purchaser’s discovery of, such fact or condition.  Should any such fact or condition require any change to the Purchaser Disclosure Schedule, Purchaser shall promptly deliver to Seller a supplement to the Purchaser Disclosure Schedule specifying such change.  Such delivery shall not affect any rights of Seller under Section 9.2 or Article 11. During the same period, Purchaser also shall promptly notify Seller of the occurrence of any breach of any covenant of Purchaser in this Article 7 that would result in the failure of the conditions in Article 9.  Notwithstanding the foregoing, provided that Purchaser are not aware of any fact or condition described in clauses (i) or (ii) above, (1) Purchaser’s unintentional failure to give notice under this Section 7.11(c) shall not be deemed to be a breach of covenant under this Section 7.11(c) but instead shall only constitute a breach of the underlying representation, warranty, covenant or agreement, and (2) Seller shall not be entitled to claim that the condition set forth in Section 9.2(d) was not satisfied as a result of Purchaser’s unintentional breach of this Section 7.11(c).

7.12  Participations

To the extent any of the Loans are subject to participation of similar agreements pursuant to which any third party has the right to repurchase such loans from Seller or its assignee, Purchaser shall cause such participation of similar agreement to be terminated and/or obtain a waiver from any such third party with respect to such repurchase or similar rights.

ARTICLE 8

TAXES AND EMPLOYEE BENEFITS

8.1  Proration of Taxes; Tax Refunds.

(a)               For purposes of this Agreement, in the case of any Straddle Period, (1) Property Taxes for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and (2) Taxes (other than Property Taxes) for the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

(b)               Any Tax refunds, and any amounts credited against Taxes, with respect to the Assets, the Assumed Liabilities or the business or operation of the Branches that relate to the Pre-Closing Tax Period (as determined pursuant to Section 8.1(a) hereof) and are received by the Purchaser shall be for the account of the Seller, and the Purchaser shall pay over to the Seller any such refund or the amount of any such credit as soon as determinable.

8.2  Sales and Transfer Taxes.  Purchaser and Seller shall share equally the responsibility for the payment of all transfer, recording, documentary, stamp, sales, use (including all bulk sales Taxes) and other similar Taxes and fees (collectively, the “Transfer Taxes”) that are payable or that arise as a result of the P&A Transaction, when due. Purchaser and Seller shall take commercially reasonable efforts to eliminate or reduce the amount of any such Transfer Taxes.  The party which has the primary obligation to do so under applicable law shall file any Tax Return that is required to be filed in respect of Transfer Taxes described in this Section 8.2 when due, and the other party shall cooperate with respect thereto as necessary.

8.3  Information Returns.  At the Closing or as soon thereafter as is practicable, Seller shall provide Purchaser with a list of all Deposits on which Seller makes back-up withholding as of the Closing Date.

8.4  [Intentionally Omitted].

8.5  Assistance and Cooperation.  After the Closing Date, each of Seller and Purchaser shall:

(a)  Make available to the other and to any taxing authority as reasonably requested all relevant information, records, and documents relating to Taxes with respect to the Assets, the Assumed Liabilities, or the operation of the Branches;

(b)  Provide timely notice to the other in writing of any pending or proposed Tax audits (with copies of all relevant correspondence received from any taxing authority in connection with any Tax audit or information request) or Tax assessments with respect to the Assets, the Assumed Liabilities, or the operation of the Branches for taxable periods for which the other may have a liability under this Agreement; and

(c)  The party requesting assistance or cooperation shall bear the other party’s reasonable out-of-pocket expenses in complying with such request to the extent that those expenses are attributable to fees and other costs of unaffiliated third-party service providers.

8.6  Tax Treatment of Indemnification Payments.  Except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any comparable provision of state, local or foreign Law), Seller, Purchaser, and their respective Affiliates shall treat any and all payments under Article 11 as an adjustment to the Purchase Price for all Tax purposes.

8.7  Transferred Employees.

(a)  Offers of Employment.

(i)             General. At least fifteen (15) calendar days prior to the Closing Date, and effective as of the Closing Date, Purchaser agrees that it shall, or shall cause one of its Affiliates to, offer employment to substantially all Seller Employees who are actively employed by Seller as of the Closing Date and, subject to Section 8.7(a)(ii) below, to each Leave Recipient, and, effective as of the applicable Transfer Date, Purchaser will employ each such employee who has accepted the offer, remains in good standing with Seller and satisfies all employment screening requirements of Purchaser. On and after the Closing Date, each Seller Employee employed by Purchaser, as of the Transfer Date, shall be defined as a “Transferred Employee” for purposes of this Agreement. Each Transferred Employee’s employment with Seller shall cease as of the applicable Transfer Date. Subject to the provisions of this Section 8.7, Transferred Employees shall be subject to the employment terms, conditions and rules applicable to other similarly situated employees of Purchaser. Nothing contained in this Agreement shall be construed as an employment contract between Purchaser and any Seller Employee or Transferred Employee.

(ii)   Special Provisions for Leave Recipients. With respect to any Seller Employee who is not actively at work on the Closing Date as a result of an approved leave of absence (including military leave with reemployment rights under federal law and leave under the Family and Medical Leave Act of 1993) (collectively, the “Leave Recipients”), Purchaser shall make an offer of employment in the manner required by Section 8.7(a)(i), contingent on such Leave Recipient’s return to active status (x) to any Seller Employee on military leave at the Closing Date who actively commences employment with Purchaser within the time period mandated by applicable law and (y) for any other Leave Recipients, within one hundred eighty (180) days following the Closing Date or, if longer, such longer period as may be required by law.  When the Leave Recipient returns to active status pursuant to the terms hereof, such Leave Recipient shall be considered a Transferred Employee.

(b)  Terms of Offer.  Each Transferred Employee shall be provided employment subject to the following terms and conditions:

(i)    Each Transferred Employee’s base salary shall be at least equivalent to the rate of annual base salary or regular hourly wage rate, as applicable, paid by Seller to such Transferred Employee as of the Business Day prior to the Closing Date; and

(ii)   Each Transferred Employee shall be eligible to receive employee benefits substantially comparable to those available to similarly situated employees of Purchaser, as in effect from time to time, and Purchaser shall permit each Transferred Employee whose position is eliminated by Purchaser or any of its Affiliates following the Transfer Date to participate in Purchaser’s displacement benefits plan, with credit for past service and subject to such plan’s terms and conditions, including the Transferred Employee’s execution and non-revocation of a release of claims in a form satisfactory to Purchaser.

(c)  Each Transferred Employee shall be eligible to participate as of the first day of the month following the Transfer Date in the medical and dental plans of Purchaser and in other welfare plans of Purchaser to the extent the terms of such other welfare plans permit admission of new hires, as such plans may exist, on and after the applicable Transfer Date, subject to the applicable terms and conditions of such plans in effect from time to time. Prior to such eligibility date for medical and dental plans, Transferred Employees and their covered dependents shall continue to be eligible for coverage under the health and dental Benefit Plans in which they participated immediately prior to the Closing Date, if necessary, by electing COBRA continuation coverage, and Parent and Seller agree that they shall keep in effect any stop loss coverage applicable to such Benefit Plans.  For purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Transferred Employee, Purchaser shall cause any pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents (it being understood that general requirements of formal employment with Purchaser shall not be waived), and Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Benefit Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; provided that Seller provides Purchaser (or its plan administrator or insurer) as promptly as practicable, but in no event later than thirty (30) calendar days following a request therefor, with such data as may be reasonably requested by Purchaser in connection therewith and as permitted by applicable privacy laws (whether from Seller or the applicable plan administrator or insurer), and Seller delivers to Purchaser an update of such information as of the Closing Date (or any such later Transfer Date) no later than sixty (60) days following the Closing Date (or any such later Transfer Date). In addition, for purposes of (i) any New Plan providing short-term disability benefits to the Transferred Employee after the Transfer Date, (ii) accruals under any New Plan providing vacation or other paid-time-off benefits to a Transferred Employee after the Transfer Date, and (iii) vesting under any qualified retirement plan which is a New Plan, each Transferred Employee shall be credited with his or her years of service from his or her most recent date of hire with Seller or any predecessor of Seller before the Transfer Date, to the same extent as such Transferred Employee was entitled, before the Transfer Date, to credit for such service under the analogous benefits plan of Seller.

(d)  On the Closing Date (or any such later Transfer Date), Seller shall take all necessary action to cause the Transferred Employees to be fully vested in their accounts and accrued benefits, as applicable under any tax-qualified savings plan in which the Transferred Employees are eligible to participate.

(e)  Seller shall remain solely responsible for any and all liabilities and obligations arising under the Benefit Plans, including the Employment Agreements, and Purchaser shall not assume or otherwise acquire any of the Benefit Plans, including the Employment Agreements, or the liabilities thereunder. Seller shall pay, discharge, and be responsible for (i) all salary and wages arising out of employment of each Transferred Employee through the applicable Transfer Date and (ii) any employee benefits (including accrued vacation and sick days, as applicable) arising under Seller’s employee benefit plans and employee programs prior to the applicable Transfer Date, including (x) benefits and workers’ compensation with respect to claims incurred prior to the Transfer Date but reported after the Transfer Date and (y) severance, including any liability under the WARN Act, payable to or with respect to any Transferred Employee solely as a result of the cessation of such Transferred Employee’s employment with Seller and its Affiliates pursuant to and in accordance with the terms and conditions of any severance plan of Seller and its Affiliates applicable to such Transferred Employee as of immediately prior to the Transfer Date. For purposes hereof, a disability or workers’ compensation claim shall be considered incurred before the relevant Transferred Employee’s Transfer Date if the injury or condition giving rise to the claim is determined under Seller’s applicable disability or workers’ compensation plan, program or policy to have occurred before such Transfer Date. For purposes of this Agreement, the liabilities described in the preceding sentences of this Section 8.7(e) shall for all purposes of this Agreement be considered Excluded Liabilities. From and after the applicable Transfer Date, Purchaser shall pay, discharge, and be responsible for all salary, wages, and benefits arising out of or relating to the employment of each Transferred Employee by Purchaser from and after the applicable Transfer Date, including all claims under Purchaser’s welfare benefits plans incurred after the applicable Transfer Date.

(f)  Nothing in this Agreement shall be construed to grant any Seller Employee or Transferred Employee a right to continued employment by, or to receive any payments or benefits from, Purchaser or Seller or their respective Affiliates or through any employee benefit plan. This Agreement shall not limit Purchaser’s or Purchaser’s Affiliate’s ability or right to amend or terminate any benefit or compensation plan or program of Purchaser or its Affiliates and nothing contained herein shall be construed as an amendment to or modification of any such plan. This Section 8.7 shall be binding upon and inure solely to the benefit of each party to this Agreement, and nothing in this Section 8.7, express or implied, is intended to confer upon any other Person, including, any current or former director, officer or employee of Seller or any of its Affiliates, any rights or remedies of any nature whatsoever under or by reason of this Section 8.7.

ARTICLE 9

CONDITIONS TO CLOSING

9.1  Conditions to Obligations of Purchaser.  Unless waived in writing by Purchaser, the obligation of Purchaser to consummate the P&A Transaction is conditioned upon satisfaction of each of the following conditions:

(a)  Regulatory Approvals.  The Regulatory Approvals shall have been made or obtained, and shall remain in full force and effect, and all waiting periods applicable to the consummation of the P&A Transaction shall have expired or been terminated. None of the Regulatory Approvals shall contain any condition or requirement that, in the reasonable judgment of Purchaser, would be unduly burdensome to Purchaser or would prevent Purchaser from conducting the banking operations transferred in the P&A Transaction in substantially the same manner as conducted prior to the Closing Date.

(b)  Orders.  No court or governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) (any of the foregoing, an “Order”) that is in effect and that prohibits or makes illegal the consummation of the P&A Transaction.

(c)  Representations and Warranties.  The representations and warranties of Parent and Seller shall be true and correct in all material respects (for the avoidance of doubt, after giving effect to any express “materiality,” “in all material respects,” “Material Adverse Effect” or similar materiality qualification contained therein) at and as of the date of this Agreement and at and as of the Closing Date as though such representations and warranties were made at and as of such time (after giving effect to any supplement to the Seller Disclosure Schedule and except that representations and warranties as of a specified date need only be true on and as of such date).

(d)  Covenants and Other Agreements.  Parent and Seller shall have performed their respective covenants and agreements herein on or prior to the Closing Date in all material respects.

(e)  Seller Officers’ Certificate.  Purchaser shall have received at the Closing a certificate dated as of the Closing Date and executed by the Chief Executive Officer and the Chief Financial Officer of Seller to the effect that each of the conditions specified above in Sections 9.1(c) and (d) are satisfied in all respects.

(f)  Seller Closing Deliverables.  Seller shall have delivered to Purchaser each of the certificates, instruments, agreements, documents and other items required to be delivered pursuant to Section 3.4 at or prior to the Closing Date.

(g)  No Material Adverse Effect.  No Material Adverse Effect with respect to Seller shall have occurred since the date of this Agreement.

9.2  Conditions to Obligations of Seller.  Unless waived in writing by Seller, the obligation of Seller to consummate the P&A Transaction is conditioned upon satisfaction of each of the following conditions:

(a)  Regulatory Approvals.  The Regulatory Approvals, shall have been made or obtained, and shall remain in full force and effect, and all waiting periods applicable to the consummation of the P&A Transaction shall have expired or been terminated.

(b)  Orders.  No Order shall be in effect that prohibits or makes illegal the consummation of the P&A Transaction.

(c)  Representations and Warranties.  The representations and warranties of Purchaser shall be true and correct in all material respects (for the avoidance of doubt, after giving effect to any express “materiality,” “in all material respects,” “Material Adverse Effect” or similar materiality qualification contained therein) at and as of the date of this Agreement and at and as of the Closing Date as though such representations and warranties were made at and as of such time (after giving effect to any supplement to the Purchaser Disclosure Schedule and except that representations and warranties as of a specified date need only be true on and as of such date).

(d)  Covenants and Other Agreements.  Purchaser shall have performed its covenants and agreements herein on or prior to the Closing Date in all material respects.

(e)  Purchaser Officers’ Certificate.  Seller shall have received at the Closing a certificate dated as of the Closing Date and executed by the Chief Executive Officer, the Chief Financial Officer, the President or any Executive Vice President or Senior Vice President of Purchaser to the effect that each of the conditions specified above in Sections 9.2(c) and (d) are satisfied in all respects.

(f)  Purchaser Closing Deliverables.  Purchaser shall have delivered to Seller each of the certificates, instruments, agreements, documents and other items required to be delivered pursuant to Section 3.5 (in the case of any assignment contemplated thereby, subject to delivery by Seller of any related requisite third-party consent) at or prior to the Closing Date.

(g)  No Material Adverse Effect.  No Material Adverse Effect with respect to Purchaser shall have occurred since the date of this Agreement.

ARTICLE 10

TERMINATION

10.1  Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)  by the mutual written agreement of Purchaser and Seller;

(b)  by Purchaser if (i) at the time of such termination any of the representations and warranties of Seller contained in this Agreement shall not be true and correct to the extent that the condition set forth in Section 9.1(c) cannot be satisfied, or (ii) there shall have been any material breach of any covenant, agreement or obligation of Seller or Parent hereunder to the extent that the condition set forth in Section 9.1(d) cannot be satisfied, and, in the case of (i) or (ii) and other than with respect to Sections 7.6 and 7.9, such breach or failure is not or cannot be remedied by Seller or Parent within thirty (30) calendar days after receipt of notice in writing from Purchaser specifying the nature of such breach or failure and requesting that it be remedied; provided that Purchaser may not terminate this Agreement based upon the failure of the conditions set forth in Section 9.1(c) or Section 9.1(d) to be satisfied if such failure was solely caused by Purchaser’s breach of this Agreement or failure to act in good faith or Purchaser’s or any of its representative’s failure to use commercially reasonable efforts to cause the Closing to occur;

(c)  by Seller, if (i) at the time of such termination any of the representations and warranties of Purchaser contained in this Agreement shall not be true and correct to the extent that the condition set forth in Section 9.2(c) cannot be satisfied, or (ii) there shall have been any breach of any covenant, agreement or obligation of Purchaser hereunder to the extent that the condition set forth in Section 9.2(d) cannot be satisfied, and, in the case of (i) or (ii), such breach or failure is not or cannot be remedied by Purchaser within thirty (30) days after receipt of notice in writing from Seller specifying the nature of such breach or failure and requesting that it be remedied; provided that Seller may not terminate this Agreement based upon the failure of the conditions set forth in Section 9.2(c) or Section 9.2(d) to be satisfied if such failure was solely caused by Seller’s or any of its representative’s failure to act in good faith or Seller’s breach of this Agreement or failure to use commercially reasonable efforts to cause the Closing to occur;

(d)  by Seller or Purchaser, in the event the Closing has not occurred by the date that is nine (9) months after the date of this Agreement, unless the failure to so consummate is due to a breach of this Agreement by the party seeking to terminate;

(e)  by either Seller or Purchaser, if any governmental agencies or authorities that must grant a Regulatory Approval has denied approval of the P&A Transaction or any governmental agency or authority of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the P&A Transaction; or

(f)  by Purchaser if, the Regulatory Approvals shall contain or require, as a condition to the granting thereof, (i) any modification to any term of this Agreement or the transactions contemplated hereby as to which the parties hereto are unable to agree to an adjustment as set forth in Section 7.3(a), (ii) any divestiture of any of the Deposits, the Assets or any other assets of Purchaser, or (iii) any non-customary requirement of, or restriction on the operation of the Assets and Assumed Liabilities by, Purchaser following the Closing Date, where the conditions referred to in clauses (i), (ii) or (iii), individually or in the aggregate, would have a material and adverse effect with respect to the business, financial condition or results of operations of Purchaser measured on a scale relative to the business represented by the Branches, Assets and Assumed Liabilities, taken as a whole.

10.2  Effect of Termination.  In the event of termination of this Agreement and abandonment of the transactions contemplated hereby pursuant to Section 10.1, no party hereto (or any of its directors, officers, employees, agents or Affiliates) shall have any liability or further obligation to any other party, except that neither Parent nor Seller, on the one hand, nor Purchaser, on the other hand, shall be relieved or released from any liabilities or damages arising out of any willful breach of this Agreement.

ARTICLE 11

INDEMNIFICATION

11.1  Indemnification.  (a) Subject to Section 12.1, Parent and Seller, jointly and severally, shall indemnify and hold harmless Purchaser, Holdco and any Person directly or indirectly controlling or controlled by Holdco, and their respective directors, officers, employees and agents, from and against any and all Losses asserted against or incurred by Holdco or Purchaser arising out of or attributable to the following:

(i)                       any breach of any representation or warranty made by Seller in Article 5;

(ii)                    any breach of any covenant or agreement to be performed by Seller pursuant to this Agreement;

(iii)                 any Excluded Taxes; or

(iv)                any Excluded Asset or Excluded Liability.

(b)  Subject to Section 12.1, Purchaser and Holdco shall indemnify and hold harmless Parent and Seller and any Person directly or indirectly controlling or controlled by Seller, and their respective directors, officers, employees and agents from and against any and all Losses asserted against or incurred by Seller arising out of or attributable to the following:

(i)                       any breach of any representation or warranty made by Purchaser in Article 6;

(ii)                    any breach of any covenant or agreement to be performed by Purchaser pursuant to this Agreement; or

(iii)                the Assumed Liabilities or any legal action, administrative or judicial proceeding, claim, penalty, liability, responsibility, obligation or duty arising out of Purchaser’s ownership and operation after the Closing of the business represented by the Branches, the Assets or the Assumed Liabilities.

(c)  In the event any indemnified party becomes aware of any act, circumstance, development, event, fact, occurrence, statement or omission with respect to which a claim for Losses may be asserted under this Article 11 that is not a Third-Party Claim (a “Direct Claim”), the indemnified party shall promptly deliver notice of such Direct Claim to the indemnifying party in writing, specifying (to the extent known) the factual basis for such Direct Claim and the amount, or an estimate, if known or reasonably determinable, of the Losses which the indemnified party claims as a result of such Direct Claim; provided, however, that, subject to the Survival Periods set forth in Section 12.1(a), any delay or failure by the indemnified party to give such notice shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that the indemnifying party is adversely prejudiced by reason of such delay or failure. If the indemnifying party does not notify the indemnified party within forty-five (45) calendar days following its receipt of such notice that the indemnifying party disputes its liability to the indemnified party under this Section 11.1(c), such Direct Claim specified by the indemnified party in such notice shall be conclusively deemed a liability of the indemnifying party under this Section 11.1(c) or, in the case of any notice in which the amount of the Direct Claim (or any portion thereof) is estimated, on such later date when the amount of such Direct Claim (or such portion thereof) becomes finally determined. Within thirty (30) calendar days of the final determination of the amount of the Direct Claim pursuant to the terms of this Section 11.1(c), the indemnifying party shall pay to the indemnified party an amount equal to the Direct Claim (subject to confirmation by the indemnifying party) by wire transfer of immediately available funds to the bank account or accounts designated in writing by the indemnified party not less than one (1) Business Day prior to such payment.

(d)  To exercise its indemnification rights under this Section 11.1 as a result of the assertion against it by any third party of any claim or potential liability for which indemnification is provided under this Article 11 (a “Third-Party Claim”), the indemnified party shall promptly notify the indemnifying party of the assertion of such Third-Party Claim, discovery of any such potential liability or the commencement of any action or proceeding in respect of which indemnity may be sought hereunder; provided, however, that, subject to the Survival Periods set forth in Section 12.1(a), any delay or failure by the indemnified party to give notice shall not relieve the indemnifying party of any liability it may have to such indemnifying party to the extent that such failure does not actually and materially prejudice the indemnifying party. The indemnified party shall advise the indemnifying party of all facts relating to such assertion within the knowledge of the indemnified party, and shall afford the indemnifying party the opportunity, at the indemnifying party’s sole cost and expense, to defend against such Third-Party Claims (which election must be made by the indemnifying party within forty-five (45) calendar days after having been notified by the indemnified party of the existence of such Third-Party Claims. Counsel selected by the indemnifying party to defend any such Third-Party Claim shall be a nationally or regionally recognized law firm with the experience and resources to defend the indemnified party against any such Third-Party Claim in any such proceeding. In any such action or proceeding, the indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at its own expense unless (i) the indemnifying party and the indemnified party mutually agree to the retention of such counsel, (ii) the indemnifying party fails to elect to assume the defense of a suit, action or proceeding within the forty-five (45) calendar-day time period, (iii) in the event that the indemnifying party elects to assume the defense of a suit, action or proceeding, in the course of such defense, the indemnifying party fails to continue to take reasonable steps to diligently defend any such Third-Party Claim, or (iv) the named parties to any such suit, action or proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party, and in the reasonable judgment of the indemnified party, representation of the indemnifying party and the indemnified party by the same counsel would be inadvisable due to actual or potential differing defenses or conflicts of interests between them that make joint representation inappropriate, then in all such cases of clauses (i), (ii), (iii) and (iv), the indemnifying party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the indemnified parties. Within ten (10) calendar days of determination of the amount of a Third-Party Claim becoming non-appealable (whether as a result of procedural exhaustion or lapse of time), the indemnifying party shall pay to the indemnified party an amount equal to the Third-Party Claim by wire transfer of immediately available funds to the bank account or accounts designated in writing by the indemnified party not less than one (1) Business Day prior to such payment.

(e)  No party to this Agreement shall settle, compromise, discharge or consent to an entry of judgment with respect to a claim or liability subject to indemnification under this Article 11 without the other party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that the indemnifying party may agree without the prior written consent of the indemnified party to any settlement, compromise, discharge or consent to an entry of judgment in each case that by its terms (i) obligates the indemnifying party to pay the full amount of the liability in connection with such claim and that unconditionally releases the indemnified party and its Affiliates from all liability or obligation in connection with such claim and (ii) does not impose injunctive or other non-monetary equitable relief against the indemnified party or its Affiliates, or their respective businesses.

(f)  Notwithstanding anything to the contrary contained in this Agreement:

(i)  An indemnifying party shall not be liable under Section 11.1(a)(i) or Section 11.1(b)(i) for any Losses sustained by the indemnified party unless and until the aggregate amount of all indemnifiable Losses sustained by the indemnified party in respect of Section 11.1(a)(i) or Section 11.1(b)(i), as applicable, shall exceed One Hundred Fifty Thousand Dollars ($150,000), in which event the indemnifying party shall provide indemnification hereunder in respect of all such indemnifiable Losses in excess of One Hundred Fifty Thousand Dollars ($150,000); provided, further, that the maximum aggregate amount of indemnification payments payable by an indemnifying party pursuant to Section 11.1(a)(i) or Section 11.1(b)(i) shall not exceed Four Million Dollars ($4,000,000).

(ii)  In no event shall either party hereto be entitled to consequential or punitive damages or damages for lost profits or diminution in value in any action relating to the subject matter of this Agreement; provided that the foregoing shall not limit the right of an indemnified party to indemnification in accordance with this Article 11 with respect to any component of any claim, settlement, award or judgment against such party by any unaffiliated third party.

(iii)  Each party shall cooperate, and cause their respective Affiliates to cooperate, fully in all aspects of any investigation, defense, pre-trial activities, trial, compromise, settlement or discharge of any claim in respect of which indemnity is sought pursuant to this Article 11, including by providing the other party with reasonable access to employees and officers (including as witnesses) and other information.

(g)  Notwithstanding the foregoing, if a third-party claim includes or would reasonably be expected to include both a claim for Taxes that are Assumed Liabilities pursuant to Section 2.2(a)(vi) (“Purchaser Taxes”) and a claim for Taxes that are not Assumed Liabilities pursuant to Section 2.2(a)(vi) (“Seller Taxes”), and such claim for Seller Taxes is not separable from such a claim for Purchaser Taxes, Purchaser (if the claim for Purchaser Taxes exceeds or reasonably would be expected to exceed in amount the claim for Seller Taxes) or otherwise Seller (Seller or Purchaser, as the case may be, the “Controlling Party”) shall be entitled to control the defense of such third-party claim (such third-party claim, a “Tax Claim”). In such case, the other party (Seller or Purchaser, as the case may be, the “Non-Controlling Party”) shall be entitled to participate fully (at the Non-Controlling Party’s sole expense) in the conduct of such Tax Claim and the Controlling Party shall not settle such Tax Claim without the consent of such Non-Controlling Party (which consent shall not be unreasonably withheld, conditioned or delayed). The costs and expenses of conducting the defense of such Tax Claim shall be reasonably apportioned based on the relative amounts of the Tax Claim that are Seller Taxes and that are Purchaser Taxes.

(h)  An indemnified party shall use commercially reasonable efforts to mitigate any claim or liability that such indemnified party asserts under this Article 11; provided that the indemnified party shall not be required to incur any out-of-pocket fees or expenses in connection with such mitigation. In the event that an indemnified party shall fail to use such commercially reasonable efforts to mitigate any claim or liability, then notwithstanding anything else to the contrary contained in this Agreement, the indemnifying party shall not be required to indemnify any indemnified party for any portion of a Loss that could reasonably be expected to have been avoided if the indemnified party had made such efforts.

(i)                   Seller, Parent, Holdco and Purchaser acknowledge and agree that the amount of any Loss required to by paid by Seller and Parent in respect of Section 11.1(a)(i) may be satisfied, at the sole discretion of Seller and Parent, in cash or by the transfer of Holdco’s Common Stock received as part of the Stock Purchase Price (the per share value of which shall be equal to (i) the volume weighed average price of Holdco’s Common Stock for the twenty (20) trading days prior to the date the amount of such Loss is finally determined if Holdco’s Common Stock is not listed on an exchange, or (ii) if Holdco’s Common Stock is listed on an exchange, the average price of Holdco’s Common Stock for the twenty (20) trading days prior to the date the amount of such Loss is finally determined, as such prices are published in the Eastern Edition of The Wall Street Journal) or any combination thereof.

11.2  Exclusivity.  After the Closing, except in the case of intentional misrepresentation, this Article 11 will provide the exclusive remedy for any breach of representation or warranty set forth in this Agreement; provided that the foregoing shall not prevent a party from obtaining specific performance, injunctive relief or any other available non-monetary equitable remedy.

ARTICLE 12

MISCELLANEOUS

12.1  Survival.

(a)  Parent and Seller’s representations and warranties contained in Article 5 and Holdco and Purchaser’s representations and warranties contained in Article 6 shall survive until the second (2nd) anniversary of the Closing Date; provided, however, that: (i) the representations and warranties set forth in Sections 5.1, 5.9(a), 6.1 and 6.12 shall survive indefinitely; (ii) the representations and warranties set forth in Sections 5.11 and 6.11 shall survive until the expiration of the applicable statute of limitations; and (iii) the ability of an indemnified party to seek indemnification with respect to intentional misrepresentation, any Excluded Liability and any Assumed Liability shall begin on the Closing Date and shall continue indefinitely (each such specified period, a “Survival Period”); provided, further, that the claims set forth in any claim for indemnity made by an indemnified party on or prior to the applicable Survival Period shall survive until such claim is finally resolved.  The agreements and covenants contained in this Agreement shall not survive the Closing except to the extent expressly contemplating performance thereafter.

(b)  No claim based on any breach of any representation or warranty shall be valid or made unless notice with respect thereto is given to the indemnifying party in accordance with this Agreement.

12.2  Assignment.  Neither this Agreement nor any of the rights, interests or obligations of either party may be assigned by Seller and Parent, on the one hand, or Purchaser or Holdco, on the other hand, without the prior written consent of the other parties, and any purported assignment in contravention of this Section 12.2 shall be void; provided, however, Purchaser may assign its rights under this Agreement to any Affiliate of Purchaser without the consent of Parent or Seller.

12.3  Binding Effect.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Prior to the Closing, Parent shall not permit Seller, without the consent of Purchaser, to consolidate with or merge with or into any Person unless (a) Seller is the continuing Person or (b) the resulting or surviving entity expressly assumes by supplement to this Agreement all of the obligations of Seller under this Agreement and has equal or greater financially capability to that of Seller to perform its obligations hereunder.

12.4  Public Notice.  Prior to the Closing Date, neither Purchaser nor Seller, nor any of their respective Affiliates, shall make or cause to be made any press release for general circulation, public announcement or disclosure or issue any notice or general communication to employees with respect to any of the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed). Purchaser and Seller each agree that, without the other party’s prior written consent, neither it nor its Affiliates shall not release or disclose any of the terms or conditions of the transactions contemplated herein to any other Person (other than any bank Regulatory Authority). Notwithstanding the foregoing, each party may make such public disclosure as, based on the advice of its counsel, may be required by law, stock exchange rules or as necessary to obtain the Regulatory Approvals.

12.5  Notices. All notices, requests, demands, consents and other communications given or required to be given under this Agreement and under the related documents shall be in writing and delivered to the applicable party at the address indicated below:

If to Seller or Parent:	Capital Funding Bancorp, Inc.
1422 Clarkview Road
Baltimore, Maryland 21209
Attention: Daniel Baird, Chief Financial Officer
Telephone:
Facsimile:

and

Capital Funding Group, Inc.
1422 Clarkview Road
Baltimore, Maryland 21209
Attention: Kevin Kirby, Chief Financial Officer
Telephone:
Facsimile:

With copies to:	Venable LLP
750 East, Pratt Street, Suite 900
Baltimore, Maryland 21202
Attention: Thomas D. Washburne, Esq.
Telephone: (410) 244-7744

Facsimile: (410) 244-7742

and

Venable LLP
750 East Pratt Street, Suite 900
Baltimore, Maryland 21202
Attention: W. Bryan Rakes, Esq.
Telephone: (410) 528-2303
Facsimile: (410) 244-7742

If to Purchaser:	MVB Financial Corp.
301 Virginia Avenue
Fairmont, WV 26554-2777
Attention: Donald Robinson, Chief Financial Officer
and Patrick Esposito, General Counsel

Squire Sanders (US) LLP
With copies to:	221 E. Fourth St.; Ste. 2900
Cincinnati, OH 45202
Attention: James J. Barresi
Telephone: (513) 361-1260
Facsimile (513) 361-1201
and David A. Zagore
Telephone (216) 479-8610
Facsimile (216) 479-8780

or, as to each party at such other address as shall be designated by such party in a written notice to the other party complying as to delivery with the terms of this Section 12.5. Any notices shall be in writing, including telegraphic or facsimile communication, and may be sent by registered or certified mail, return receipt requested, postage prepaid, or by fax, or by overnight delivery service. Notice shall be effective upon actual receipt thereof.

12.6       Expenses.  Except as expressly provided otherwise in this Agreement, each party shall bear any and all costs and expenses that it incurs, or that may be incurred on its behalf, in connection with the preparation of this Agreement and consummation of the transactions described herein, and the expenses, fees, and costs necessary for any approvals of the appropriate Regulatory Authorities.

12.7            Governing Law; Jurisdiction.

(a)                     This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York applicable to agreements made and entirely to be performed in such state and without regard to its principles of conflict of laws.

(b)                     The State or Federal Courts located within the State of Virginia shall have exclusive jurisdiction over any and all disputes between the Parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts.

12.8  Waiver of Jury Trial.  The parties hereby waive, to the fullest extent permitted by law, any right to trial by jury of any claim, demand, action, or cause of action (a) arising under this Agreement or (b) in any way connected with or related or incidental to the dealings of the parties in respect of this Agreement or any of the transactions contemplated hereby, in each case, whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise. The parties hereby further agree and consent that any such claim, demand, action or cause of action shall be decided by court trial without a jury and that the parties may file a copy of this Agreement with any court as written evidence of the consent of the parties to the waiver of their right to trial by jury.

12.9  Entire Agreement; Amendment.

(a)  This Agreement contains the entire understanding of and all agreements between the parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous agreement or understanding, oral or written, pertaining to any such matters, which agreements or understandings shall be of no force or effect for any purpose; provided, however, that the terms of this Agreement are not intended to modify or supersede the terms of the Business Cooperation Agreement between Parent and Capital Funding Group, LLC dated October 18, 2013 or any agreement, arrangement or understanding entered into pursuant to such agreement.

(b)  This Agreement may not be amended or supplemented in any manner except by mutual agreement of the parties and as set forth in a writing signed by the parties hereto or their respective successors in interest. The waiver of any breach of any provision under this Agreement by any party shall not be deemed to be a waiver of any preceding or subsequent breach under this Agreement. No such waiver shall be effective unless in writing.

12.10  Third-Party Beneficiaries.  Except as expressly provided in Section 11.1, this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than Seller, Parent and Purchaser.

12.11  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.12  Headings.  The headings used in this Agreement are inserted for purposes of convenience of reference only and shall not limit or define the meaning of any provisions of this Agreement.

12.13  Severability.  If any provision of this Agreement, as applied to any party or circumstance, shall be judged by a court of competent jurisdiction to be void, invalid or unenforceable, the same shall in no way effect any other provision of this Agreement, the application of any such provision and any other circumstances or the validity or enforceability of the other provisions of this Agreement.

12.14  Interpretation.  When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article, Section of or Exhibit to this Agreement unless otherwise indicated. The Recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.13(a)” would be part of “Section 5.13” and references to “Section 5.13” would also refer to material contained in the subsection described as “Section 5.13(a)”). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Preamble to this Agreement.

12.15  Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof (and, more specifically, that irreparable damage would likewise occur if the P&A Transaction were not consummated), and, accordingly, that the parties shall be entitled, without the necessity of posting a bond or other security, to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the P&A Transaction, subject to the terms and conditions of this Agreement).

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date and year first above written.

CFG COMMUNITY BANK

By:	/s/ John W. Dwyer
	Name:	John W. Dwyer
	Title:	Chairman of the Board

CAPITAL FUNDING BANCORP, INC.

By:	/s/ John W. Dwyer
	Name:	John W. Dwyer
	Title:	Chairman of the Board

MVB BANK, INC.

By:	/s/ Larry F. Mazza
	Name:	Larry F. Mazza
	Title:	CEO

MVB FINANCIAL CORP.

By:	/s/ Larry F. Mazza
	Name:	Larry F. Mazza
	Title:	CEO